Exhibit 2.1

EXECUTION VERSION

FMC TECHNOLOGIES, INC.

AS THE PURCHASER

- AND -

PURE ENERGY SERVICES LTD.

AS THE COMPANY

ARRANGEMENT AGREEMENT

August 17, 2012

SCHEDULE “A” ARRANGEMENT RESOLUTION	A-1

SCHEDULE “B” PLAN OF ARRANGEMENT	B-1

SCHEDULE “C” CLOSING LOAN PROMISSORY NOTE	C-1

SCHEDULE “D” REPRESENTATIONS AND WARRANTIES OF THE COMPANY	D-1

SCHEDULE “E” REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	E-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of August 17, 2012 (the “Agreement”),

BETWEEN:

FMC TECHNOLOGIES, INC., a corporation existing under the laws of the State of Delaware, (the “Purchaser”),

- and -

PURE ENERGY SERVICES LTD., a corporation existing under the laws of the Province of Alberta, (the “Company”),

(collectively, the “Parties” and each of them a “Party”).

RECITALS:

A.	The Purchaser is desirous of acquiring, through a direct or indirect wholly-owned subsidiary of the Purchaser, all of the Shares by way of the Arrangement.

B.	After receiving financial and legal advice, the members of the Board of Directors voting on the resolution unanimously determined that the Common Share Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, and that the Arrangement is in the best interests of the Company, and have resolved to support the Arrangement and to unanimously recommend that the holders of Shares and Options vote in favour of the Arrangement, all subject to the terms and the conditions contained herein.

C.	The Purchaser and the Company have entered Voting Agreements, each dated as of the date hereof, with the directors and Designated Officers.

D.	In furtherance of the foregoing, the Parties have entered into this Agreement to provide for the matters referred to in these recitals and for other matters relating to the Arrangement.

THEREFORE the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms will have the respective meanings hereinafter set forth:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c.B-9, as amended;

“Acquiror” means a corporation to be incorporated under the laws of Alberta as a direct or indirect wholly-owned subsidiary of the Purchaser for purposes of acquiring the Shares pursuant to the Arrangement in the manner set out in the Plan of Arrangement;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser or any Person acting in concert with the Purchaser or any affiliate of the Purchaser) after the date of this Agreement relating to:

(i)	any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities);

(ii)	any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries;

(iii)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries; or

(iv)	any other similar transaction or series of transactions involving the Company or any of its Subsidiaries;

“AFE” means authorization for expenditure;

“affiliate” has the meaning ascribed to it in the ABCA;

“Aggregate Purchaser Closing Payment” means the total of the aggregate Common Share Consideration and the aggregate Option Consideration;

“Agreement” means this Arrangement Agreement, including all schedules hereto, and all amendments or restatements as permitted hereunder, and references to “Article” or “Section” mean the specified Article or Section to the Agreement;

“applicable privacy laws” means the applicable laws regarding the protection of personal information applicable to the collection, use and disclosure of the Transferred Information, including the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia) and the Personal Information Protection and Electronic Documents Act (Canada);

“Approved AFEs” has the meaning ascribed thereto in Paragraph 27(f) of Schedule “D”;

“Arrangement” means the arrangement involving the Acquiror, the Company, the Shareholders, the Optionholders and other parties under Section 193 of the ABCA on the terms and subject to the conditions set forth herein and in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.7 of this Agreement and Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered and voted upon by the Shareholders and Optionholders at the Company Meeting, such special resolution to be substantially in the form attached hereto as Schedule “A”;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Authority having jurisdiction over the Person;

“Board of Directors” means the board of directors of the Company;

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2);

“Break Fee” has the meaning ascribed to it in Section 8.3(1);

“Break Fee Event” has the meaning ascribed to it in Section 8.3(1);

“Bump Transactions” has the meaning ascribed to it in Section 4.6;

“Business Day” means any day:

(a)	which is not a Saturday, a Sunday or a day observed as a statutory or civic holiday under applicable law in Alberta, Canada; and

(b)	on which the principal commercial banks are generally open for business during normal banking hours in the City of Calgary;

“Calfrac” has the meaning ascribed thereto in Paragraph 23(d)(ii) of Schedule “D”;

“CDPHE” has the meaning ascribed thereto in Paragraph 23(d)(i) of Schedule “D”;

“Certificate of Arrangement” means the certificate of arrangement or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA in respect of the Articles of Arrangement;

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada);

“Change in Recommendation” has the meaning ascribed to it in Section 8.2(c);

“Claims” includes claims, demands, complaints, grievances, Orders, actions, applications, suits, causes of action, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments of fines, judgments, debts, liabilities, penalties, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing Loan Promissory Note” means the promissory note of the Company evidencing the Company’s indebtedness under the Purchaser Closing Loan described in Section 2.8(2) substantially in the form attached as Schedule “C” to this Agreement;

“CNSC” has the meaning ascribed thereto in Paragraph 23(f) of Schedule “D”;

“Collective Agreement” means all collective bargaining agreements or union agreements currently applicable to the Company and/or any of its Subsidiaries and all related documents, including letters of understanding, letters of intent and other written communications with bargaining agents for any Company Employee which impose any obligations upon the Company and/or any of its Subsidiaries;

“Common Share Consideration” means $11.00 in cash per Share to be acquired pursuant to the Arrangement, subject to adjustment in accordance with Section 2.8(4);

“Company” means Pure Energy Services Ltd., a corporation existing under the laws of the Province of Alberta;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and instruments of proxy, to be sent to, among others, the Shareholders and Optionholders in accordance with the Interim Order in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company DRIP” means the Company’s Dividend Reinvestment Plan effective May 9, 2012;

“Company Employees” means individuals employed by the Company or any of its Subsidiaries, on a full-time, part-time or temporary basis;

“Company Intellectual Property” means all of the licenses, patents, patent applications, registered trademarks or service marks, trademark or service mark applications, domain names, industrial design registrations, industrial design applications, supplemental type certificates, registered copyrights and copyright applications necessary to conduct the business of the Company and its Subsidiaries as presently conducted;

“Company Meeting” means the special meeting of the Shareholders and Optionholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Plans” means plans, arrangements, agreements, programs, policies, practices or undertakings, whether, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, regarding health, medical, dental, welfare, supplemental unemployment benefits, bonus, profit sharing, option, incentive compensation, deferred compensation, change in control, retention, employment, employee loan, severance, share purchase, share compensation, fringe benefit, retiree medical, disability, pension, retirement or supplemental retirement benefits, to which the Company or any of its Subsidiaries is a party or bound or in which any Company Employees or former Company Employees participates or pursuant to which payments are made, or benefits are provided to, or any entitlement to payments or benefits may arise with respect to any Company Employees, former Company Employees (or any spouses, dependents, survivors or beneficiaries of any such Persons) in Canada, the United States or any other jurisdiction and under which the Company or any of its Subsidiaries has, or will have, any liability or contingent liability, excluding statutory benefit plans in which the Company or any of its Subsidiaries is required to participate;

“Company Public Documents” means any forms, reports, press releases, information forms, material change reports, financial statements, management’s discussion and analysis, disclosures, offering documents and other documents required to be filed by the Company, in the manner and in the time frames required pursuant to Securities laws, all as filed on SEDAR;

“Confidentiality Agreement” means the confidentiality agreement between the Purchaser and the Company dated July 17, 2012, as amended from time to time in accordance with its terms;

“Contract” means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which the Company or any of its Subsidiaries is a party or by which it is bound or under which the Company or any of its Subsidiaries has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees;

“Court” means the Court of Queen’s Bench of Alberta in Calgary, Alberta;

“Credit Agreement” means, collectively, (i) the second amended and restated loan agreement, dated October 20, 2011, between HSBC Bank Canada and the Company, and (ii) the amended and restated credit agreement, dated October 20, 2011, between Bank of the West, the Company and Pure Energy Services (USA), Inc.;

“Data Room” means the material contained in the virtual data room established by the Company as of 9:00 a.m. on August 17, 2012, the index of documents of which is appended to the Disclosure Letter;

“Depositary” means Olympia Trust Company, in its capacity as depositary for the Arrangement, or such other entity chosen by the Purchaser, and acceptable to the Company acting reasonably, to act as depositary for the Arrangement;

“Depositary Agreement” means the depositary agreement to be entered into among the Acquiror, the Company and the Depositary in connection with the Arrangement;

“Designated Officers” means J. Kevin Delaney, Brad Gabel, Rutger C.L. Niers, Chris N. Martin and Ian H. Buchanan;

“Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Purchaser prior to the execution of this Agreement by the Purchaser and which is acknowledged as being received by the Purchaser;

“Dissent Rights” means the rights of dissent exercisable by the registered Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” has the meaning ascribed to it in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed to it in the Plan of Arrangement;

“Employee Share Purchase Plan” means the employee share purchase plan of the Company dated August 28, 2008;

“Environmental Law” means all laws and agreements with Governmental Authorities and all other statutory requirements relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Materials, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such laws, agreements or other statutory requirements;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the IRC or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

“Exchange” means the Toronto Stock Exchange;

“Fairness Opinion” means the opinion of AltaCorp Capital Inc., the financial advisor to the Company, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Common Share Consideration to be received by the Shareholders in connection with the Arrangement is fair, from a financial point of view, to such Shareholders;

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended;

“Field Ticketing Side Letter” means the side letter agreement to be entered into prior to the Effective Time regarding the Company’s use of certain field ticketing software;

“Final Order” means the final order of the Court approving the Arrangement to be granted pursuant to Subsection 193(9) of the ABCA as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Financial Statements” means, in each case as filed on SEDAR:

(a)	the audited annual consolidated financial statements of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010 the notes thereto and the report of the auditors thereon; and

(b)	the interim unaudited condensed consolidated financial reports of the Company for the three and six month periods ended June 30, 2012 and the notes thereto;

“FLSA” means the United States Fair Labor Standards Act;

“GAAP” means Canadian generally accepted accounting principles, as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, body, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity:

(a)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(b)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Hazardous Materials” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, 15 U.S.C. 18a;

“HSR Approval” means any waiting period applicable to the completion of the Arrangement under the HSR Act shall have expired or been terminated;

“IFRS” means the standards and interpretations adopted by the International Accounting Standards Board, as amended from time to time;

“Indemnified Person” has the meaning ascribed to it in Section 9.3(1);

“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Interim Period” means the period from the date of this Agreement until the earlier of the last moment in time prior to the Effective Time and the time that this Agreement is terminated in accordance with its terms;

“IRC” means the United States Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder, as amended;

“IRS” means the Internal Revenue Service of the United States;

“laws” means applicable laws (including common law or civil law), statutes, by-laws, rules, regulations, Orders, ordinances, codes, treaties, policies, notices, directions, decrees, judgments, awards or other requirements, in each case of any Governmental Authority or self-regulatory authority, including the Exchange;

“Leased Personal Property” means all personal or movable property leased or subleased by the Company or any of its Subsidiaries;

“Leased Real Property” means all real or immovable property leased, subleased, licensed or occupied by the Company or any of its Subsidiaries or leased, subleased or licensed to others by the Company or any of its Subsidiaries as of the date hereof (other than Owned Real Property);

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise) defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Matching Period” has the meaning ascribed to it in Section 6.4(1)(e);

“Material Adverse Change” means any event, occurrence, circumstance or state of facts that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, properties, net cash flow, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Company and its Subsidiaries on a consolidated basis, other than any change, event, occurrence, circumstance or state of facts resulting from or arising out of:

(a)	any adoption, proposal, implementation or change in applicable law or interpretations thereof by any Governmental Authority;

(b)	any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, currency exchange, interest or inflation rates or credit market conditions or in national or global financial, commodity (including oil and natural gas or related hydrocarbons) or capital markets;

(c)	any change generally affecting the industries in which the Company and its Subsidiaries operates, including the oil and gas or oilfield services industry, each as a whole;

(d)	any change in applicable generally accepted accounting principles, including GAAP or IFRS, or as a result of any reconciliation of financial information from GAAP into IFRS;

(e)	the announcement or performance of this Agreement or consummation of the transactions contemplated hereby;

(f)	any change in the market price or trading volume of the securities of the Company (it being understood that any causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Change has occurred);

(g)	the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that any causes underlying such failure may be taken into account in determining whether a Material Adverse Change has occurred); or

(h)	any action taken (or omitted to be taken) at the written request of the Purchaser;

provided, however, that with respect to paragraphs (a) through to and including (d), any such change, event, occurrence, circumstance or state of facts does not have a materially disproportionate effect on the Company and its Subsidiaries on a consolidated basis relative to other companies providing similar services to those provided by the Company and its Subsidiaries on a consolidated basis;

“Material Adverse Effect” means any effect resulting from a Material Adverse Change;

“Material Contract” means any Contract that is material to the Company and its Subsidiaries on a consolidated basis, including any Contract that:

(a)	if terminated would materially impair the ability of the Company or any of its Subsidiaries to carry on business in the ordinary course or would reasonably be expected to have a Material Adverse Effect;

(b)	provides, or could reasonably be expected to provide, for obligations or entitlements of the Company or any of its Subsidiaries in excess of $1.5 million in total per annum;

(c)	is a Contract that contains any non-competition or non-solicitation obligations or otherwise restricts in any material way the business of the Company or any of its Subsidiaries or includes any exclusive dealing arrangement or any other arrangement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit in any material respect the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business;

(d)	relates to indebtedness in excess of $1 million or relates to the direct or indirect guarantee or assumption by the Company or any of its Subsidiaries (contingent or otherwise) of any payment or performance obligations of any other Person in excess of $1 million;

(e)	is a financial risk management Contract, such as a currency, commodity, interest or equity related hedge or a derivative Contract;

(f)	is a material shareholder, joint venture, alliance or partnership agreement; or

(g)	is an agency or other agreement which allows a third party to bind the Company or any of its Subsidiaries, other than powers of attorney granted in the ordinary course of business in respect of matters which individually or in the aggregate are not material to the Company (considered on a consolidated basis); or

(h)	is a Collective Agreement; or

(i)	Contracts pursuant to which the Company or any of its Subsidiaries are obligated to make any severance, termination or change of control payments (other than common law obligations);

“material fact” has the meaning ascribed to it in the Securities Act;

“MI 61-101” has the meaning ascribed to it in Section 2.2(c);

“misrepresentation” has the meaning ascribed to it in the Securities Act;

“Money Laundering Laws” means Title 18 U.S. Code Section 1956 and 1957, the Bank Secrecy Act, as amended by the USA PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);

“Officer Obligations” means the written contractual obligations of the Company to certain officers for severance, termination or other payments in connection with a change of control of the Company, as disclosed to the Purchaser in writing, which payments (excluding amounts to be received for Options) will not exceed, in the aggregate, $3,100,000;

“Option” means an option to purchase Shares granted in accordance with the terms of the Stock Option Plan, whether vested or unvested, which has not been exercised, cancelled or otherwise terminated in accordance with the provisions of the Stock Option Plan;

“Option Consideration” means the amount per Option payable in cash on the termination and surrender of Options pursuant to the Plan of Arrangement being:

(a)	in the case of each in-the-money Option, an amount equal to the product of

(i)	the excess of $11.00 in cash over the exercise price for such Option; and

(ii)	the number of Shares that are covered by each such Option; and

(b)	in the case of each out-of-money Option, an amount equal to $nil per Option;

“Optionholder” means a holder of Options;

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;

“Outside Date” means November 15, 2012, or such later date as the Purchaser and the Company may agree in writing, provided that if by November 15, 2012 the condition in Section 5.1(1)(e) has not been satisfied or waived, then either Party has the right to extend the Outside Date for up to an additional 30 days by giving written notice to the other Party to such effect by no later than 5:00 p.m. (Calgary time) on the date that is not less than 10 days prior to the original Outside Date, or such later date as may be agreed to in writing by the Parties;

“Owned Personal Property” means all personal or movable property owned by the Company or any of its Subsidiaries;

“Owned Real Property” means all real or immovable property owned by the Company or any of its Subsidiaries as of the date hereof;

“Party” and “Parties” have the respective meanings ascribed to them in the Preamble;

“Permits” means all licences, permits, approvals, certificates, consents, orders, grants, procedures, standards and other Authorizations of or from any Governmental Authority that are applicable to or held by the Company or any of its Subsidiaries or are necessary to conduct its or their respective businesses as it is now being conducted;

“Permitted Exceptions” has the meaning ascribed thereto in Section 4.1(1);

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not yet due or delinquent;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the assets of the Company or any of its Subsidiaries, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any such assets and in respect of which adequate holdbacks are being maintained as required by applicable law;

(c)	the right reserved to or vested in any Governmental Authority by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)	any Liens granted by the Company to secure indebtedness and obligations owing to the lenders under or in connection with the Credit Agreement;

(e)	any Liens granted by the Company in respect of any equipment or other personal property in connection with leases, and other purchase money security interests and financings of personal property and which are described in the Data Room;

(f)	easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real or immovable property (including easements, servitudes, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables);

(g)	zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real or immovable property;

(h)	agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements;

(i)	Liens listed and described in Section 1.1 of the Disclosure Letter; and

(j)	such other minor imperfections or irregularities of title or Liens as do not materially detract from the value or materially interfere with the use of the properties or assets subject thereto or affected thereby;

“Person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form attached hereto as Schedule “B” and any amendments or variations thereto made in accordance with Section 8.7 and Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 4.6;

“Principal Customers” means the ten largest customers of the Company and its Subsidiaries (on a consolidated basis) determined by amounts billed under contract during the 6 month period ended June 30, 2012;

“Proceedings” means claims, actions, suits, arbitrations, inquiries, investigations or proceedings;

“Purchaser” means FMC Technologies, Inc., a corporation existing under the laws of the State of Delaware;

“Purchaser Closing Loan” means the loan, in Canadian dollars, made by the Purchaser, directly or indirectly, to the Company in an amount sufficient to pay, the aggregate Option Consideration, such amount to be paid to the Depositary, or to such other Person or Persons as the Parties shall agree in writing;

“Registrar” means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

“Regulatory Approvals” means those approvals, sanctions, rulings, consents, determinations, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that prohibits a transaction from being implemented until such prescribed time has lapsed, without objection, following the giving of notice thereunder), waivers, early terminations, authorizations, clearances, or written confirmations of no intention to initiate legal proceedings from Governmental Authorities required to consummate the Arrangement and the other transactions contemplated by this Agreement, including the HSR Approval;

“Releases” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Material, whether accidental or intentional, into the environment;

“Representatives” means any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries;

“Retention Payments” means the retention payments payable by the Company or any of its Subsidiaries to certain designated employees on terms and conditions determined by the Purchaser and disclosed in writing by the Purchaser to, and accepted by, the Company or any of its Subsidiaries prior to the date hereof, in the aggregate not to exceed $4.35 million for all Company Employees, such payments to exclude for greater certainty the Officer Obligations;

“Returns” means all reports, forms, elections, declarations, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns filed or required by law to be filed with or provided to a Governmental Authority with respect to Taxes or Tax information reporting, including any Claims for refunds of Taxes, and any amendments or supplements of the foregoing;

“Reverse Break Fee” means an amount equal to $10,000,000 to be paid by the Purchaser to the Company in accordance with Section 8.3(3);

“Securities Act” means the Securities Act (Alberta), R.S.A. 2000, c.S-4, as amended;

“Securities Authorities” means, collectively, the Alberta Securities Commission and the other applicable securities commissions and securities regulatory authorities of a province or territory of Canada;

“Securities Laws” means the Securities Act and all rules, regulations, published notices and instruments thereunder, and all securities laws, regulations, published notices and instruments of the other provinces and territories of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Shareholder” means a registered or beneficial holder of Shares, as the context requires;

“Shares” means the common shares in the capital of the Company;

“Stock Option Plan” means the stock option plan of the Company adopted by the Shareholders on June 1, 2005, with amendments approved by the Shareholders on May 9, 2006 and May 25, 2007, pursuant to which Options may be granted to directors, officers, employees or service providers of the Company;

“Subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means a written, unsolicited bona fide Acquisition Proposal, not proffered or obtained in breach of Section 6.1, to acquire not less than all of the outstanding Shares (or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis) that the Board of Directors determines in good faith consistent with its fiduciary duties, after consultation with its financial and outside legal advisors, is a transaction:

(a)	that is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, including financing risk;

(b)	that would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), reasonably result in a transaction more favourable, from a financial point of view, to the holders of Shares than the transaction contemplated by this Agreement (after giving effect to any changes to the terms of this Agreement proposed by the Purchaser in response to such Acquisition Proposal pursuant to Section 6.1);

(c)	that is not subject to any due diligence condition which would require access to the books and records, personnel or properties of the Company beyond 5:00 p.m. (Calgary time) on the tenth Business Day after which access is first afforded to the Person making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such Person to continue to review after such period information provided to it by the Company during such ten (10) Business Day period); and

(d)	that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of financial and legal advice) to have been obtained or is reasonably likely to be obtained;

“Superior Proposal Notice” means a written notice of the determination of the Board of Directors that an Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board of Directors to enter into a definitive agreement in respect of such Acquisition Proposal, together with a written notice from the Board of Directors regarding the value and financial terms that the Board of Directors, in consultation with its financial advisors, has determined in good faith should be ascribed to any non-cash consideration offered under such Acquisition Proposal;

“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other government pension plan premiums or contributions;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended;

“Taxing Authority” means any Governmental Authority responsible for the imposition, collection or administration of Taxes and “Taxing Authorities” means more than one Taxing Authority;

“Third Party Consents” means all consents, approvals, and waivers that are required under, or that are necessary to ensure that, the Arrangement and the consummation of the other transactions contemplated by this Agreement, does not result in a violation or breach of, or give rise to any loss of material benefit to which the Company or any of its Subsidiaries is entitled to, or termination or rights of first offer or other buy-sell rights under any contract, agreement, licence or Permit to which the Company or any of its Subsidiaries is bound, subject to or is the beneficiary of, other than the Regulatory Approvals;

“Transferred Information” means the personal information (namely, information about an identifiable individual, including, without limitation, information about an employee, former employee or prospective employee of the Company, other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to the Purchaser or any of its affiliates by or on behalf of the Company as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Purchaser or any of its affiliates prior to the execution of this Agreement;

“Voting Agreements” means the voting and support agreements entered into among the Purchaser, the directors of the Company and each of the Designated Officers, pursuant to which, among other things, such parties have agreed, subject to the terms and conditions thereof, to vote all Shares and Options held by them in favour of the Arrangement; and

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

Section 1.2 Certain Rules of Interpretation

In this Agreement:

(a)	Consent – Whenever a provision of this Agreement requires an approval or consent of a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)	Governing law – This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)	“Including” and “or” – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation” and when the word “or” is used, it is not intended to be exclusive.

(f)	No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Schedules – Any capitalized terms used in any exhibit or schedule hereto but not otherwise defined therein, shall have the respective meanings ascribed to them in this Agreement.

(i)	Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and without affecting its application to other Parties or circumstances.

(j)	Statutory References – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(k)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(l)	Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day if the last day of the period is not a Business Day.

Section 1.3 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the respective meanings attributable thereto under:

(a)	GAAP, for any reporting period prior to January 1, 2011; and

(b)	IFRS, for any reporting period beginning on or after January 1, 2011,

and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP or IFRS, as applicable, for the applicable reporting period, consistently applied.

Section 1.4 Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of one or more of the directors of the Company and the Designated Officers, in their capacity as a director or officer, as applicable, of the Company and not in their personal capacity. The Company confirms that it has made due and diligent inquiry of such Persons as it considers necessary as to the matters that are the subject of the representations and warranties.

Section 1.5 Material

The terms “material” and “materially” shall, when used in this Agreement in relation to the Company or any of its Subsidiaries, be construed, measured or assessed on the basis of whether the matter would materially affect the Company and its Subsidiaries on a consolidated basis.

Section 1.6 Disclosure in Writing

The phrases “disclosed in writing by the Company”, “disclosed in writing to the Purchaser”, “except as previously disclosed in writing by the Company” and similar expressions used in this Agreement shall be construed for purposes of this Agreement as referring to:

(a)	information contained in the Disclosure Letter;

(b)	matters disclosed in Company Public Documents filed on SEDAR subsequent to January 1, 2010 and prior to the date that is three (3) Business Days prior to the date of this Agreement; and

(c)	matters disclosed in this Agreement or in the Schedules hereto.

Section 1.7 Schedules

The following Schedules are attached to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “A” – Arrangement Resolution

Schedule “B” – Plan of Arrangement

Schedule “C” – Closing Loan Promissory Note

Schedule “D” – Representations and Warranties of the Company

Schedule “E” – Representations and Warranties of the Purchaser

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

The Company and the Purchaser agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The Purchaser shall incorporate the Acquiror, or cause the Acquiror to be incorporated, for purposes of completing the Arrangement in the manner set out in the Plan of Arrangement, and, where appropriate and the context so requires, references in this Agreement to the Purchaser shall also include the Acquiror.

Section 2.2 Interim Order

The Company agrees that as soon as reasonably practicable following the date of execution of this Agreement, and in any event on or before September 15, 2012 (or such other date as may be agreed to by the Company and the Purchaser, each acting reasonably), the Company shall apply, in a manner reasonably acceptable to the Purchaser, pursuant to Section 193 of the ABCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and the manner in which notice is to be provided;

(b)	for the record date(s) for purposes of determining the Persons to whom notice of the Company Meeting is to be provided and for purposes of determining the Persons entitled to vote at the Company Meeting;

(c)	that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders and Optionholders of record (voting as a single class) present in Person or represented by proxy at the Company Meeting and, if required by Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”), minority approval after excluding the votes cast in respect of Shares and Options held by certain directors and officers of the Company in accordance with MI 61-101;

(d)	that, in all other respects, the terms, restrictions and conditions of the Company’s articles of amalgamation and by-laws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of the Dissent Rights;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court.

Section 2.3 The Company Meeting

Subject to the terms of this Agreement and the Interim Order, the Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s constating documents and applicable laws as soon as reasonably practicable, and in any event on or before, October 30, 2012 and not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Company Meeting without the prior written consent of the Purchaser, except:

(i)	as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled);

(ii)	as required under Section 5.5(3) or Section 6.4(5);

(iii)	as required by a Governmental Authority; or

(iv)	for an adjournment or postponement with the prior written consent of the Purchaser for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution in accordance with Section 2.3(i);

(b)	subject to the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement (and giving such proxies the authority to vote on any other matter in the proxy holder’s discretion, but in compliance with the terms of this Agreement), including, if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser;

(d)	consult with the Purchaser in fixing the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(e)	advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of, and the particulars of the votes for and against, the Arrangement Resolution;

(f)	promptly advise the Purchaser of any written notice of dissent or purported exercise by any Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable laws, shall consult with the Purchaser prior to communicating with any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution;

(g)	not make any payment or settlement offer, or agree to any such payment or settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless the Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable;

(h)	at the request of the Purchaser (which request can only be made if the Purchaser reasonably believes that the Arrangement Resolution will not receive the level of approval required by the Interim Order in order to become effective and advises the Company that the Purchaser wishes to undertake steps consistent with the terms and conditions of this Agreement and intended to facilitate approval of the Arrangement Resolution) adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than fifteen (15) Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five (5) Business Days prior to the Outside Date; and

(i)	not change the record date for the Shareholders and Optionholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by law or with prior consent of the Purchaser, acting reasonably.

Section 2.4 The Company Circular

(1)	Subject to compliance by the Purchaser with Section 2.4(4), the Company shall promptly prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Shareholder and Optionholder and other Person as required by the Interim Order and law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a).

(2)

The Company shall ensure that the Company Circular complies in all material respects with all applicable laws, and, without limiting the generality of the foregoing, that the Company Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (provided that the Company shall not be responsible for the accuracy of any information forming part of the necessary information concerning the Purchaser that is required by law to be included by the Company in the Company Circular as described in Section 2.4(4)) and shall provide the Shareholders and Optionholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include:

(a)	a copy of the Fairness Opinion;

(b)	a statement that the Board of Directors has received the Fairness Opinion, and has unanimously, after receiving legal and financial advice, determined that the Arrangement Resolution is in the best interests of the Company and recommends that the Shareholders and Optionholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and

(c)	a statement that each director and Designated Officer (and each other officer that has signed a Voting Agreement) intends, in accordance with the Voting Agreements, to vote all of such individual’s Shares and Options in favour of the Arrangement Resolution.

(3)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by them, provided that all information relating to the Purchaser included in the Company Circular shall be in form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser shall provide all necessary information concerning the Purchaser that is required by law to be included by the Company in the Company Circular or other related documents in writing and shall ensure that such information does not contain any misrepresentation.

(5)	The Company shall indemnify and save harmless the Purchaser, its Subsidiaries and affiliates and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Purchaser, any of its Subsidiaries or affiliates or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any misrepresentation or alleged misrepresentation in the Company Circular; and

(b)	any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Authority, to the extent based on any misrepresentation or any alleged misrepresentation in the Company Circular, provided, however, that the above-noted indemnification obligation of the Company shall not apply to any liabilities, Claims, demands, losses, costs, damages or expenses arising as a result of any misrepresentation or alleged misrepresentation in the information supplied by the Purchaser to the Company in accordance with Section 2.4(4) and contained in the Company Circular.

(6)	The Purchaser shall indemnify and save harmless the Company, its Subsidiaries and affiliates and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, Claims, demands, losses, costs, damages and expenses to which the Company, its Subsidiaries or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the information supplied by the Purchaser to the Company in accordance with Section 2.4(4) and contained in the Company Circular.

(7)	The Company and the Purchaser shall promptly notify each other if at any time before the Effective Date it becomes aware that the Company Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by the Purchaser with this Section 2.4, and, if required by the Court or applicable laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Shareholders and Optionholders and file the same with the Securities Authorities and as otherwise required.

Section 2.5 Final Order

Subject to obtaining the Interim Order and receiving approval of the Arrangement Resolution by the Shareholders and Optionholders, and subject to the terms of this Agreement, the Company shall as soon as reasonably practicable, and in any event, no later than two (2) Business Days (or such later date as may be agreed to by the Company and the Purchaser, each acting reasonably), after the Company Meeting at which the Arrangement Resolution is approved by the Shareholders and Optionholders, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193 of the ABCA.

Section 2.6 Court Proceedings

Subject to the terms and conditions of this Agreement, the Purchaser shall reasonably cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by using commercially reasonable efforts to provide to the Company on a timely basis any information required to be supplied by the Purchaser concerning the Purchaser in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)	provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, provided the Purchaser is not required to agree or consent to any increase in or variation in the form of the Common Share Consideration or the Option Consideration, or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with the Purchaser; and

(g)	not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably and provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7 Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of Plan of Arrangement attached to this Agreement as Schedule “B”, as it may be amended from time to time by written agreement of the Parties in accordance with the terms of this Agreement.

(2)	As soon as practicable but in no event later than two (2) Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article 5, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by the Company with the Registrar; provided that the Company shall not be required to file the Articles of Arrangement with the Registrar unless it has received written confirmation of the funding referred to in Section 2.8(1).

(3)

From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable law, including the ABCA. The closing of the transactions contemplated hereby shall take place on the Effective Date at the offices of Blake, Cassels & Graydon LLP, 3500 Bankers Hall East, 855 – 2nd Street S.W., Calgary Alberta, T2P 4J8 or at such other location as may be agreed upon by the Parties.

Section 2.8 Payment of Consideration

(1)	The Purchaser shall, following receipt of the Final Order and immediately prior to the filing by the Company of the Articles of Arrangement, provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy the:

(a)	aggregate Common Share Consideration payable to the Shareholders of record on the Effective Date in accordance with Section 3.1(b) of the Plan of Arrangement; and

(b)	the aggregate Option Consideration payable to the Optionholders of record on the Effective Date in accordance with Section 3.1(a) of the Plan of Arrangement.

(2)	The amount referred to in Section 2.8(1)(b) shall be loaned to the Company at the Effective Time under the Purchaser Closing Loan and evidenced by the Closing Loan Promissory Note, which amount will be forthwith repaid by the Company in the event that this Agreement is terminated prior to the Effective Time.

(3)

The Company, the Acquiror, the Purchaser and the Depositary, as applicable, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to this Agreement and under the Plan of Arrangement such amounts as the Company or the Purchaser determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act, the IRC or any provision of any other applicable law. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to such Person in respect of which such deduction, withholdings and remittance was made, provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Authority.

(4)	If, on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise to the holders of Shares prior to the Effective Date, or sets a record date therefor that is prior to the Effective Date, then the Common Share Consideration shall be adjusted to reflect such dividend or other distribution by way of a reduction of the Common Share Consideration by an amount equal to the value of such dividend or other distribution.

(5)	The Company will, where applicable, make the election described in subsection 110(1.1) of the Tax Act and comply in all respects with the requirements of that subsection, in respect of all Options acquired by the Company for cancellation under the Plan of Arrangement and shall provide evidence of such election to the Optionholders.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)	Except as set forth in the correspondingly numbered paragraph of the Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any Section of the Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Company that are contained in the corresponding Section of Schedule “D” of this Agreement), the Company represents and warrants to the Purchaser as set forth in Schedule “D” and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser

(1)	The Purchaser represents and warrants to the Company as set forth in Schedule “E” and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS OF THE COMPANY AND THE PURCHASER

Section 4.1 Covenants of the Company Regarding the Conduct of Business

(1)	The Company covenants and agrees that, during the Interim Period, the Company shall conduct, and cause each Subsidiary to conduct, its business only in the ordinary course consistent with past practice, except

(a)	as required or permitted by this Agreement, including the Pre-Acquisition Reorganization, if any;

(b)	as required by applicable law; or

(c)	with the express prior written consent of the Purchaser,

(the exceptions noted at items (a) through (c) above are collectively referred to herein as, the “Permitted Exceptions”).

(2)	Without limiting the generality of paragraph (1) above, and without derogating from the obligations of the Company in Section 4.3, during the Interim Period, subject to the Permitted Exceptions, the Company shall use its commercially reasonable efforts to maintain and preserve its and each Subsidiary’s business organization and goodwill and assets, keep available the services of the Company Employees and maintain satisfactory relationships with others having business relationships with the Company and each Subsidiary and shall not make any material change in the business, assets, liabilities, operations, insurance, capital or affairs of the Company. The Company shall comply in all material respects with all applicable laws.

(3)	Without limiting the generality of paragraphs (1) above and (2) above, during the Interim Period, the Company shall not, subject to the Permitted Exceptions, undertake, cause or permit, and the Company shall cause its Subsidiaries, not to undertake, cause or permit, any of the following:

(a)	amend its constating documents or the terms of any of its securities;

(b)	split, combine or reclassify any of its securities;

(c)	undertake any capital reorganization;

(d)	declare, set aside or pay any dividend, reduction of capital, or other distribution (whether in cash, stock or property or any combination thereof) or amend any term of any outstanding debt security, other than dividends or distributions from a wholly-owned subsidiary;

(e)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities;

(f)	issue, deliver, sell, pledge or otherwise encumber or authorize the issuance, delivery, sale, pledge or other encumbrance with respect to any of its securities, any options, warrants or such similar rights exercisable or exchangeable for or convertible into securities, or payable by reference to the value of such securities, other than, in the case of the Company, the issuance of Shares on the exercise of Options outstanding on the date hereof;

(g)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or winding-up or reorganize, amalgamate or merge with any third party;

(h)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, securities, properties, interests or businesses;

(i)	sell, lease or otherwise transfer, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses;

(j)	make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in any third party Person, other than to, or in, a wholly-owned subsidiary in the ordinary course of business consistent with past practice;

(k)	make any capital expenditures in excess of, in the aggregate:

(i)	$19 million, comprised of capital expenditures pursuant to either Approved AFEs or pursuant to anticipated expenditures disclosed in Section 4.1(3)(k) of the Disclosure Letter; and

(ii)	$3 million for vehicle finance lease purchases in the aggregate;

(l)	incur any indebtedness (other than vehicle finance leases) that would cause:

(i)	long-term indebtedness under the Credit Agreement to exceed $22 million; or

(ii)	short-term indebtedness under the operating line of the Credit Agreement to exceed $8 million, provided that the Purchaser shall not unreasonably withhold its consent to the Company incurring additional short-term indebtedness for purposes consistent with the development of the Company’s business, as presently conducted;

(m)	prepay any long-term indebtedness before its scheduled maturity, or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in any amount other than:

(i)	indebtedness owing to it by a wholly-owned Subsidiary, or

(ii)	borrowings and repayments under the Credit Agreement for working capital purposes in the ordinary course of business consistent with past practice;

(n)	except as disclosed in Section 4.1(3)(n) of the Disclosure Letter, amend the terms of any existing Company Plan or the terms of any existing Contract to:

(i)	increase any severance, change of control, bonus or termination pay to (or amend any existing arrangement with) any current or former Company Employee; or

(ii)	increase the benefits payable under any existing severance or termination pay policies or employment agreements or any analogous agreements with any current or former director or officer;

(o)	enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former director or officer of the Company or any of its Subsidiaries or, other than in the ordinary course of business consistent with past practice, any current or former Company Employee (other than a director or officer);

(p)	grant, accelerate or increase compensation, bonus levels or other benefits payable to any current or former director or officer of the Company or any of its Subsidiaries or, other than in the ordinary course of business consistent with past practice, any current or former Company Employee (other than a director or officer);

(q)	pay any benefit to any director or officer of the Company or any of its Subsidiaries except as disclosed in Section 4.1(3)(q) of the Disclosure Letter;

(r)	other than the Officer Obligations, make or grant any individual bonus, award or the other incentive payment to any director or officer of the Company or any of its Subsidiaries;

(s)	except as disclosed in Section 4.1(3)(s) of the Disclosure Letter, loan money or other property to any present or former director, officer or employee of the Company or any of its Subsidiaries;

(t)	establish, adopt, enter into, amend or terminate any Company Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date hereof) or any Collective Agreement;

(u)	grant any equity or equity-based awards (including the grant of Options);

(v)	increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Company Plan unless such increase is mandated or required in accordance with the provisions of the applicable Company Plan;

(w)	terminate the employment of any Company Employee except for cause or in the ordinary course of business consistent with past practice;

(x)	waive, release, assign, settle or compromise any claim, litigation, proceeding or governmental investigation relating to the business of the Company;

(y)	except as disclosed in Section 4.1(3)(y) of the Disclosure Letter, other than in the ordinary course of business consistent with past practice, terminate, fail to renew (excluding the decision of a third party not to renew), cancel, waive, release, assign, grant or transfer any rights of material value or amend, modify or change in any material respect any existing Material Contract;

(z)	enter into any Contract with pricing terms on services to be provided by the Company or its Subsidiaries which are inconsistent with past practice;

(aa)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries from competing in any location or with any Person;

(bb)	except in the ordinary course of business consistent with past practice, make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits;

(cc)	make any material change in its methods of accounting, except as required by concurrent changes to applicable accounting standards, or pursuant to written instructions, comments or orders from the Alberta Securities Commission or any other applicable Securities Authority;

(dd)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(ee)	assume, guarantee or otherwise become liable with respect to the liabilities or obligations of any Person;

(ff)	with respect to Taxes:

(i)	change in any material respect any of its methods of reporting income or deductions or accounting for income tax purposes except as may be required by applicable law;

(ii)	make, change or revoke any material election relating to Taxes;

(iii)	settle, compromise or agree to the entry of judgment with respect to any proceeding relating to material Taxes;

(iv)	surrender any rights to claim a material Tax refund;

(v)	materially amend any Return;

(vi)	enter into any Tax sharing, Tax allocation or Tax indemnification agreement;

(vii)	make a request for a Tax ruling;

(viii)	enter into any agreement with any Taxing Authorities; or

(ix)	consent to any extension or waiver of any limitation period applicable to any Tax matters;

(gg)	knowingly take any action or knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors);

(hh)	commence any material litigation (other than litigation in connection with the collection of accounts receivable or to enforce the terms of this Agreement);

(ii)	sell, license or otherwise transfer or encumber, in one transaction or in a series of related transactions, any of the Company Intellectual Property; or

(jj)	agree, resolve, commit or announce any intention to do any of the foregoing.

(4)	During the Interim Period, Company shall, and shall cause its Subsidiaries to:

(a)	timely file all Returns required to be filed by it on or after the date hereof and all such Returns shall be true, complete and correct in all material respects;

(b)	timely withhold, collect, remit and pay all material Taxes which are to be withheld, collected, remitted or paid by it as and when required by applicable law.

(5)	During the Interim Period, the Company shall consult in good faith on a reasonably regular basis with the Purchaser on operational, business and financial developments, the status of relationships with material customers, the general status of ongoing operations and other matters reasonably requested by the Purchaser.

(6)	During the Interim Period, except as contemplated in Section 7.1, the Company shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies of the Company and each of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse or change in a manner adverse to the Company, unless simultaneously with such termination, cancellation, lapse or change, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated, lapsed or changed policies are in full force and effect.

(7)	Forthwith upon the execution of this Agreement the Company shall:

(a)	take such steps as are necessary to ensure that as at September 30, 2012, an additional $600,000 has been accrued and reserved by the Company to reflect potential additional liabilities of the Company and its Subsidiaries in respect of the audit currently being conducted by the IRS; and

(b)	use commercially reasonable efforts to negotiate and enter into the Field Ticketing Side Letter in a form acceptable to the Purchaser prior to the Effective Time;

(c)	take such steps as are necessary to ensure that prior to the Effective Time, the Company has disposed of all securities of Solara Exploration Ltd. owned by the Company or any of its Subsidiaries; and

(d)	suspend the operation of the Company DRIP.

Section 4.2 Covenants of the Company Relating to the Arrangement

(1)	The Company shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under law to consummate the Arrangement as soon as practicable, including:

(a)	using its commercially reasonable efforts to obtain and maintain all Third Party Consents, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required:

(i)	to be obtained under the Material Contracts in connection with the Arrangement; or

(ii)	in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(b)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by law on it or any of its Subsidiaries with respect to this Agreement or the Arrangement; and

(c)	using its commercially reasonable efforts to, on or prior to the date of the Interim Order, obtain from each officer of the Company who is not a Designated Officer a fully executed voting agreement in substantially the form of the Voting Agreements.

(2)	The Company shall promptly notify the Purchaser of:

(a)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;

(b)	any notice or other communication from any material supplier, marketing partner, customer, distributor or reseller is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(c)	any notice or other communication from any customer alleging a material defect or claim in respect of any service supplied or sold by the Company or any of its Subsidiaries to such customer; or

(d)	any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company.

Section 4.3 Mutual Covenants

(1)	Subject to the terms and conditions of this Agreement, each of the Purchaser and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the transactions contemplated by this Agreement as soon as practicable, including:

(a)	preparing and filing as promptly as practicable, and in any event prior to the expiration of any legal deadline, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals (including the HSR Approval) and using its commercially reasonable efforts to obtain and maintain such Regulatory Approvals (including the HSR Approval);

(b)	using its commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit, or otherwise adversely affecting its ability to consummate, the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby;

(c)	using, and, in the case of the Company, causing its Subsidiaries to use, commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 5 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to consummate the Arrangement;

(d)	carrying out the terms of the Interim Order and the Final Order applicable to it and using commercially reasonable efforts to comply promptly with all requirements which applicable laws may impose on it, or its Subsidiaries, with respect to the transactions contemplated in this Agreement; and

(e)	not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the completion of the Arrangement or to prevent or materially delay the completion of the transactions contemplated by this Agreement (including the satisfaction of any condition set forth in Article 5) or obtaining any Regulatory Approval, in each case, except as specifically permitted by this Agreement.

(2)	The Parties shall reasonably coordinate and cooperate with each other in the preparation of any application for the Regulatory Approvals and any other orders, clearances, consents, rulings, exemptions, no-action letters and approvals reasonably deemed by either the Purchaser or the Company to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under applicable laws in connection with the Arrangement and this Agreement. In connection with the foregoing, each Party shall, subject to Section 4.3(8), applicable laws and existing confidentiality covenants, furnish, on a timely basis, all information as may be reasonably required by the other Party or by any Governmental Authority to effectuate the foregoing actions, and each covenants to use its best efforts to ensure that no information so furnished by it in writing shall contain a misrepresentation.

(3)	Subject to Section 4.3(8), each Party shall consult with, and consider in good faith any suggestions or comments made by, the other Party with respect to the documentation relating to the Regulatory Approvals process, provided that, to the extent any such document contains any information or disclosure relating to a Party or any affiliate of a Party, such Party shall have approved such information or disclosure prior to the submission or filing of any such document (which approval shall not be unreasonably withheld, conditioned or delayed).

(4)

Subject to applicable laws, the Parties shall cooperate with and keep each other informed on a timely basis as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Authority in respect of the Arrangement or this Agreement, and, subject to the other covenants of the Parties in this Section 4.3, shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Authority in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Authority, gives the other Party the opportunity to review drafts of any submissions or filings, participate in any meetings or any material conversations with any Governmental Authority in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Authority, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. Despite the foregoing, submissions, filings or other written communications with any Governmental Authority may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Authority on the basis that the redacted information will not be shared with its clients. Unless otherwise agreed, the Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Authority on an expedited basis, to the extent applicable, and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(5)	Each of the Purchaser and the Company shall promptly notify the other if at any time before the Effective Time it becomes aware that:

(a)	any application for a Regulatory Approval or other filing under applicable laws made in connection with this Agreement, the Arrangement or the transactions contemplated herein contains a misrepresentation; or

(b)	any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained a misrepresentation, such that an amendment or supplement to such application, filing, document or submission or order, clearance, consent, ruling, exemption, no-action letter or approval may be necessary or advisable. In such case, the Parties shall cooperate in the preparation of such amendment or supplement as required.

(6)	Notwithstanding anything in this Agreement to the contrary, if any objections are asserted with respect to the transactions contemplated under this Agreement under any applicable law, or if any proceeding is instituted or threatened by any Governmental Authority challenging or which could lead to a challenge of any of the transactions contemplated under this Agreement as a violation of or not in compliance with the requirements of any applicable law, the Parties shall use their commercially reasonable efforts consistent with the terms hereof to resolve such objections or proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(7)	The Purchaser and the Company shall file the requisite pre-merger notification forms prescribed under the HSR Act in the United States in connection with the HSR Approval within ten (10) Business Days of the date hereof, and the Purchaser shall be solely responsible for any filing fees payable to a Governmental Authority in connection with submitting such pre-merger notification forms. The Parties shall expeditiously take such further steps as are necessary or desirable in order for all applicable statutory waiting periods to expire or be waived or terminated, and to obtain all required approvals in connection with the HSR Approval. In connection with obtaining HSR Approval, the Parties shall request early termination of the waiting period and shall take such further steps as are necessary or desirable in order for all applicable statutory waiting periods to expire or be terminated.

(8)	The Purchaser and the Company shall each use all commercially reasonable efforts to promptly respond to and comply with any request for information regarding the Regulatory Approvals or transactions contemplated by this Agreement from any Governmental Authority. The Parties will consult in good faith with respect to any presentations made to, and positions taken with respect to, any and all Governmental Authorities with respect to the Regulatory Approvals. Further, the Parties will keep each other informed of any such matters and provide the others the opportunity to participate in any substantive communications with any Governmental Authority, although such participation may be restricted as appropriate to outside counsel only. The Parties may designate confidential information that may be shared in connection with obtaining the Regulatory Approvals, in which case such information will only be shared with external legal counsel of the other Party. Notwithstanding anything to the contrary contained in this Section 4.3, the Purchaser shall be entitled to direct the competition/anti-trust law process regarding the transactions contemplated by this Agreement, including any actions or steps taken to obtain the HSR Approval and in any investigation. Each Party shall provide to the other Party, as soon as practicable upon receipt, a copy of all correspondence received from a Governmental Authority.

(9)	Notwithstanding anything to the contrary contained in this Agreement, in seeking to obtain the Regulatory Approvals, the Purchaser shall not be required to agree, and the Company shall not agree without the approval of the Purchaser, to any Order from a Governmental Authority which:

(a)	prohibits or limits the ownership or operation by the Company or the Purchaser and its affiliates of any material portion of the business or assets of the Company or the Purchaser and their respective affiliates, or compels the Company or the Purchaser and their respective affiliates to dispose, licence or divest of or hold separate any material portion of the business or assets of the Company or the Purchaser and their respective affiliates;

(b)	imposes material limitations on the ability of the Purchaser to acquire or exercise full rights of ownership of the Shares;

(c)	prohibits the Purchaser from effectively controlling in any material respect the business or operations of the Company or any of its Subsidiaries; or

(d)	requires the Purchaser, the Company or any of their respective affiliates to agree to any other material restrictions.

Section 4.4 Change of Control Payments

(1)	The Parties acknowledge that the Arrangement will result in a “change of control” of the Company for purposes of the Officer Obligations.

(2)	The Parties agree that all such Officer Obligations will become payable as of the Effective Date and the relevant officer shall be paid in full (less any required withholdings) by the Company, or deposited in trust with the Company’s legal counsel for payment immediately prior to or concurrent with the Effective Time.

(3)	In the event that any employees other than those entitled to the Officer Obligations will not be continuing employees of the Company within six (6) months following the Effective Date at the request of the Purchaser, the Parties agree that the Company will pay severance to such Persons consistent with the Company’s current severance policies, the terms of any written employment agreement and applicable law.

Section 4.5 Options

The Parties acknowledge and agree that:

(a)	the Arrangement will result in a “change of control” of the Company such that the vesting rights of participants in the Stock Option Plan shall be accelerated and the Board of Directors may make all such necessary determinations and take all such necessary actions to facilitate the same; and

(b)	the Options that are not exercised prior to the Effective Time shall be arranged and terminated in accordance with the Plan of Arrangement.

Section 4.6 Pre-Acquisition Reorganization

(a)	The Company agrees that, upon request by the Purchaser, the Company shall use all commercially reasonable efforts to:

(i)	effect such reorganizations of the Company’s business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and

(ii)	co-operate with the Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that:

(A)	the Pre-Acquisition Reorganizations are not prejudicial to securityholders of the Company (having regard to the indemnities provided herein);

(B)	the Pre-Acquisition Reorganizations do not impair the ability of the Purchaser to complete the Arrangement or delay the completion of the Arrangement;

(C)	the Pre-Acquisition Reorganizations are effected as close as reasonably practicable prior to the Effective Time;

(D)	none of the Company or its Subsidiaries is required to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.6;

(E)	the Pre-Acquisition Reorganizations do not result in any material breach by the Company or any of its Subsidiaries of any Contract or any breach by the Company or any of its Subsidiaries of their respective organizational documents or Law; and

(F)	the Pre-Acquisition Reorganizations shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under Section 5.1 and Section 5.2 and shall have confirmed in writing that the Purchaser is prepared to promptly and without condition (other than compliance with this Section 4.6) proceed to effect the Arrangement.

(b)	The Purchaser waives any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or a Subsidiary of the Company in good faith pursuant to a request by the Purchaser in accordance with this Section 4.6. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Time. Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of Shareholders (other than as properly put forward and approved at the Company Meeting)), to give effect to such Pre-Acquisition Reorganization. If the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement, the Purchaser shall:

(i)	forthwith reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization; and

(ii)	indemnify the Company for any losses or costs (other than those reimbursed in accordance with the foregoing) incurred by the Company and arising directly out of any Pre-Acquisition Reorganization, other than loss of profit, provided however, that such indemnity shall include any reasonable costs incurred by the Company in order to restore the organizational structure of the Company to a substantially identical structure of the Company as at the date hereof.

(c)	Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser.

ARTICLE 5

CONDITIONS

Section 5.1 Mutual Conditions Precedent

(1)	The obligations of the Parties to complete the Arrangement and the other transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent:

(a)	the Interim Order shall have been granted on terms consistent with this Agreement, and shall not have been set aside or materially modified in a manner unacceptable to the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the Shareholders and Optionholders in accordance with the Interim Order;

(c)	the Final Order (including the Plan of Arrangement) shall have been granted on terms consistent with this Agreement, and shall not have been set aside or materially modified in a manner unacceptable to the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement shall be in form and substance consistent with this Agreement, the Plan of Arrangement and the Final Order;

(e)	the HSR Approval shall have been obtained;

(f)	no applicable law shall be in effect that makes the consummation of the Arrangement or any other transactions contemplated herein, illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement or the other transactions contemplated by this Agreement; and

(g)	this Agreement shall not have been terminated pursuant to Article 8.

(2)	The foregoing conditions are for the mutual benefit of the Company, on the one hand, and Purchaser, on the other hand, and may be waived, in whole or in part, jointly by the Company and the Purchaser, at any time. If any of the foregoing conditions precedent shall not be complied with or waived by both of the Parties as aforesaid on or before the Outside Date then, subject to Section 5.5, either the Company or Purchaser may terminate this Agreement by written notice to the other Party in accordance with the procedures set forth in Article 8 in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Purchaser’s breach of this Agreement, in the event of a proposed termination by Purchaser, or the Company’s breach of this Agreement, in the event of a proposed termination by the Company.

Section 5.2 Additional Conditions Precedent to the Obligations of the Purchaser

(1)	The obligations of the Purchaser to complete the Arrangement and the other transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent:

(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of the Company in this Agreement which are qualified by the expression “material”, “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date, as though made on and as of the Effective Date (except to the extent such representations and warranties expressly speak of a specified date, in which event, such representations and warranties shall be true and correct in all respects as of such specified date) and all other representations and warranties of the Company in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date, as though made on and as of the Effective Date (except to the extent such representations and warranties expressly speak of a specified date, in which event, such representations and warranties shall be true and correct in all material respects as of such specified date), and the Purchaser shall have received a certificate of the Company, addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	since the date hereof, there shall not have occurred or been disclosed a Material Adverse Change;

(d)	the aggregate number of Shares held, directly or indirectly, by those holders of such Shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 5% of the aggregate number of Shares outstanding as of the Effective Time;

(e)	there shall not be pending or threatened, any suit, action or proceeding by any Person (other than a Governmental Authority) which in the judgment of the Purchaser has a reasonable likelihood of success, or by any Governmental Authority:

(i)	seeking to prohibit, restrict or materially delay the acquisition by the Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Arrangement or any of the material terms and conditions of the transaction contemplated herein or seeking to obtain from the Company any material damages directly or indirectly in connection with the Arrangement;

(ii)	seeking to prohibit or limit the ownership or operation by the Company, the Purchaser or any of their respective affiliates of any material portion of the business or assets of the Company or to compel the Purchaser to dispose or divest of or hold separate any material portion of the business or assets of the Company;

(iii)	seeking to impose material limitations on the ability of the Purchaser to acquire, hold, or exercise full rights of ownership of the Shares;

(iv)	seeking to cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Shares, including the right to vote the Shares;

(v)	seeking to prohibit the Purchaser from effectively controlling in any material respect the business or operations of the Company; or

(vi)	which, if successful, in the judgment of the Purchaser is reasonably likely to have a Material Adverse Effect;

(f)	no Government Authority shall have filed suit or threatened to file suit for an injunction or other Order under the antitrust laws of the United States or any state thereof to prevent the consummation of the Arrangement; and

(g)	if the Purchaser has, or has caused, the Aggregate Purchaser Closing Payment to be deposited with the Depositary in accordance with Section 2.8(1) the Company shall have duly executed and delivered to the Purchaser the Closing Loan Promissory Note.

(2)	The foregoing conditions precedent are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in writing at any time. If any of the foregoing conditions shall not be complied with or waived by the Purchaser on or before the Outside Date, then subject to Section 5.5, the Purchaser may terminate this Agreement in accordance with the procedures set forth in Article 8 in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Purchaser’s breach of this Agreement.

Section 5.3 Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the Arrangement and the other transactions contemplated by this Agreement shall also be subject to the following conditions precedent:

(a)	all covenants of the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects, and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two of its senior executive officers (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date, as though made on and as of the Effective Date (except to the extent such representations and warranties expressly speak of a specified date, in which event, such representations and warranties shall be true and correct in all material respects as of such specified date), and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date; and

(c)	the Purchaser shall have deposited the Aggregate Purchaser Closing Payment with the Depositary, or with such other Person or Persons as the Parties shall agree in writing in respect of the amount described in Section 2.8(1), to be held and disbursed by the Depositary in accordance with the Depositary Agreement and, to the extent applicable, the Plan of Arrangement.

The foregoing conditions precedent are for the exclusive benefit of the Company and may be waived, in whole or in part, by the Company in writing at any time. If any of the foregoing conditions shall not be complied with or waived by the Company on or before the Outside Date, then subject to Section 5.5, the Company may terminate this Agreement in accordance with the procedures set forth in Article 8 in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Company’s breach of this Agreement.

Section 5.4 Satisfaction of Conditions

The conditions precedent set out in Section 5.1, Section 5.2 and Section 5.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar following the filing of the Articles of Arrangement in accordance with the terms of this Agreement.

Section 5.5 Notice and Cure Provisions

(1)	Each Party shall give prompt written notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time;

(b)	result in the failure to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time; or

(c)	result in the failure to satisfy any of the conditions precedent in its favour set forth in Section 5.1, Section 5.2 or Section 5.3, as the case may be.

(2)	Notification provided under this Section 5.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.2(c)(ii) and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.2(d)(ii) unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that the Party to whom the notice was delivered is proceeding diligently to cure such matter and such matter is reasonably capable of being cured, the Party delivering such notice may not exercise such termination right until the earlier of (i) the Outside Date; and (ii) the date that is 15 Business Days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the Parties otherwise agree, be postponed or adjourned until the earlier of:

(a)	five (5) Business Days prior to the Outside Date; and

(b)	the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered (without causing any breach of any other provision contained herein).

(4)	Subject to Section 4.3(4), each Party shall promptly notify the other Party of:

(a)	any notice or communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives);

(b)	any notice or other communication received from any Governmental Authority in connection with this Agreement (and shall promptly provide a copy of any such written notice or communication to the other Party); and

(c)	any material legal actions or proceedings threatened or commenced against or otherwise affecting such Party or any of its subsidiaries or affiliates that are related to the transactions contemplated by this Agreement.

ARTICLE 6

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 6.1 Non-Solicitation

(1)	Except as expressly provided in this Article 6, the Company shall not, directly or indirectly, through any Subsidiary or Representative, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and Acquiror) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days will not be considered to be in violation of this Section 6.1 provided the Board has publically rejected such Acquisition Proposal and publically affirmed the Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(e)	enter into or publicly propose to enter into any (other than a confidentiality agreement permitted by and in accordance with Section 6.3(1)(d)) agreement in respect of an Acquisition Proposal.

(2)	The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and Acquiror) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(b)	within five Business Days of the date of this Agreement, request, and exercise all rights it has to require:

(i)	the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than the Purchaser; and

(ii)	the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that neither the Company nor any of its Subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior the date of this Agreement, and covenants and agrees that:

(a)	the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party; and

(b)	neither the Company, nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party.

Section 6.2 Notification of Acquisition Proposals

(1)	If the Company, or any of its Subsidiaries or any Representative, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)	such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)	the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 6.3 Responding to an Acquisition Proposal

(1)	Notwithstanding any other provision of this Agreement, if at any time, prior to obtaining the approval by the Shareholders and Optionholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries, if and only if:

(a)	the Board of Directors first determines in good faith, after consultation with its financial and outside legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside legal advisors, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 6;

(d)	prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person substantially in the same form as the confidentiality and standstill agreement entered into by the Company and the Purchaser; and

(e)	the Company promptly provides the Purchaser with:

(i)	two (2) Business Days prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Board of Directors has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 6.3(1)(d).

(2)	Nothing contained in this Agreement shall prevent the Board of Directors from complying with Section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal.

Section 6.4 Right to Match

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders and Optionholders, the Board of Directors may, subject to compliance with Section 8.1, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 6;

(c)	the Company has delivered to the Purchaser a Superior Proposal Notice;

(d)	the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(e)	at least four (4) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(f)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 6.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if the Purchaser has offered to amend this Agreement and the Arrangement under Section 6.4(2), the Board of Directors has determined in good faith, after consultation with the Company’s outside legal advisors and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 6.4(2);

(h)	the Board of Directors has determined in good faith, after consultation with the Company’s outside legal advisors that it is necessary for the Board of Directors to enter into a definitive agreement with respect to such Superior Proposal in order to properly discharge its fiduciary duties; and

(i)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 8.2(d)(i) and pays the Break Fee pursuant to Section 8.3.

(2)	During the Matching Period, or such longer period as the Company may in its sole and absolute discretion approve in writing for such purpose:

(a)	the Board of Directors shall review in good faith any offer made by the Purchaser under Section 6.4(1)(f) to amend the terms of this Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and

(b)	the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board of Directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the securityholders of the Company or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 6.4, and the Purchaser shall be afforded a new four (4) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(4)	The Board of Directors shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board of Directors determines that a proposed amendment to the terms of this Agreement as contemplated under Section 6.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal advisors with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten (10) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than ten (10) Business Days after the scheduled date of the Company Meeting.

Section 6.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and the Representatives of the prohibitions set out in this Article 6 and any violation of the restrictions set forth in this Article 6 by the Company, its Subsidiaries or Representatives is deemed to be a breach of this Article 6 by the Company.

ARTICLE 7

ADDITIONAL AGREEMENTS

Section 7.1 Indemnification, Insurance and Resignations

(1)	Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and any of its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall , or shall cause the Company and any of its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

(2)	The Purchaser shall, or shall cause the Company or the applicable Subsidiary to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are disclosed in the Data Room or the Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Data Room or the Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)	The Company shall cause to be delivered to the Purchaser on the Effective Date resignations, effective on the Effective Date, of the officers and directors of the Company and its Subsidiaries as designated in writing by the Purchaser at least five (5) Business Days prior to the Effective Date. The Company shall also cause to be delivered by such designated officers and directors concurrently with the delivery of the resignations as aforesaid duly executed mutual releases in form and content satisfactory to the Purchaser (being in the case of any officer having an existing employment agreement, the form of release attached thereto), acting reasonably, which shall contain, without limitation, a release from each such individual of all their Claims against the Company and its Subsidiaries (except for any Claims of unpaid remuneration, including bonus, severance and change of control payments), and from the Company and its Subsidiaries, a release from each such entity of all its Claims against such designated director and officers, except for Claims relating to fraud, intentional misrepresentation or wilful misconduct.

(4)	If the Company or any of its Subsidiaries (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or any of its Subsidiaries) assumes all of the obligations set forth in this Section 7.1.

Section 7.2 Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided that any Party that is required to make disclosure by law shall use its best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 7.3 Access to Information; Confidentiality

(1)	The Company shall give the Purchaser and its Representatives:

(a)	upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’:

(i)	premises:

(ii)	property and assets (including all books and records, whether retained internally or otherwise);

(iii)	Contracts; and

(iv)	senior and other key personnel, so long as the access does not unduly interfere with the ordinary course conduct of the business of the Company; and

(b)	such financial and operating data or other information with respect to the assets or business of the Company as the Purchaser from time to time reasonably requests.

(2)	Investigations made by or on behalf of the Purchaser, whether under this Section 7.3 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)	The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 7.3(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement.

Section 7.4 Transferred Information

(1)	The Company covenants and agrees to, upon request, use commercially reasonable efforts to advise the Purchaser or its affiliates, as the case may be, of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Company has notified the individual of such additional purpose.

(2)	In addition to its other obligations hereunder, the Purchaser covenants and agrees:

(a)	prior to the completion of the transactions contemplated herein, to collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(b)	after the completion of the transactions contemplated herein, to collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless:

(i)	the Company or Purchaser have first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose; or

(ii)	such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual;

(c)	to return or destroy the Transferred Information, at the option of the Company, should the transactions contemplated herein not be completed; and

(d)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Purchaser or its affiliates requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Company has first notified such individual of such disclosure or transfer and the purpose for same, and where required by law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by law.

(3)	The Company and the Purchaser shall co-operate in the provision of such notifications as are required by applicable privacy laws to the individuals to whom the Transferred Information relates that the Arrangement has taken place and of any disclosure or transfers of the Transferred Information to the Purchaser or its affiliates.

Section 7.5 Employees

(1)	Unless otherwise agreed in writing between the Parties, for six (6) months following the Effective Time the Company and any successor to the Company, if applicable, will provide the Company Employees (as a group) as of the Effective Time, unless their employment is terminated, with compensation and benefits that are substantially similar in the aggregate to the compensation and benefits provided to the Company Employees (as a group) immediately prior to the Effective Time, recognizing that all compensation will ultimately be determined by the Company’s business strategy and will be subject to change as that strategy develops over time. At the Effective Time, the Company Employees shall cease to participate in the Employee Share Purchase Plan and the Stock Option Plan.

(2)	If the Arrangement is completed, the Purchaser covenants and agrees that it will cause the Company and any successor to the Company or an applicable Subsidiary to fulfill any remaining obligations pursuant to the Retention Payments.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 8.2 Termination

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Resolution or the Arrangement by the Shareholders and the Optionholders and/or the Court):

(a)	by mutual written agreement of the Parties; or

(b)	by either the Company or the Purchaser, if:

(i)	the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	after the date of this Agreement, any law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 8.2(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement to the extent required by this Agreement; or

(iii)	the Arrangement Resolution shall have failed to receive the approval of the Shareholders and the Optionholders at the Company Meeting in accordance with the Interim Order; or

(c)	by the Purchaser, if:

(i)	a “Change in Recommendation” occurs as described in any of paragraphs (A) through (F) below:

(A)	the Board of Directors fails to recommend this Agreement or the Arrangement in the manner contemplated by Section 2.4(2);

(B)	the Board of Directors withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the approval or recommendation by the Board of Directors of the Arrangement, or publicly proposes or publicly states its intention to do so or shall have resolved to do so prior to the Effective Date;

(C)	the Board of Directors fails to publicly reconfirm its recommendation in support of this Agreement and the Arrangement within five (5) Business Days of receipt of such a request from the Purchaser following:

(i)	the public announcement of an Acquisition Proposal that the Board of Directors has determined is not a Superior Proposal; or

(ii)	the entering into of an amended agreement with the Purchaser pursuant to Section 6.4(2);

(D)	the Board of Directors accepts, approves, endorses or recommends to Shareholders, to the extent applicable, an Acquisition Proposal;

(E)	the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 6.3); or

(F)	the Company shall have publicly announced the intention to do any of the foregoing;

(ii)	provided that the Purchaser is not then in breach of this Agreement, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 5.1 or Section 5.2 not to be satisfied, and such breach or failure is not capable of being cured or is not cured in accordance with Section 5.5(2) such that if determined on such date any of the conditions set forth in Section 5.1 or Section 5.2 would not be satisfied;

(iii)	an event occurs as a result of which any of the conditions set forth in Section 5.2(1)(d) or Section 5.1(1)(e)are not capable of being satisfied prior to the Outside Date; or

(iv)	a Material Adverse Change has occurred; or

(d)	by the Company, if:

(i)	prior to the approval of the Arrangement Resolution by the Shareholders and Optionholders, in the event that the Company determines to enter into an agreement (other than a confidentiality and standstill agreement) in connection with a Superior Proposal in the circumstances set out in Article 6 and otherwise after having complied with its obligations in Section 6.1 and provided that prior to such termination the Company pays the Break Fee pursuant to Section 8.3;

(ii)	provided that the Company is not then in breach of this Agreement, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 5.1 or Section 5.3 not to be satisfied, and such breach or failure is not capable of being cured or is not cured in accordance with Section 5.5(3) such that if determined on such date any of the conditions set forth in Section 5.1 or Section 5.3 would not be satisfied; or

(iii)	if the Purchaser does not provide or cause to be provided to the Depositary funds to complete the transactions contemplated by this Agreement and the Plan of Arrangement as required pursuant to Section 2.8.

Section 8.3 Termination Fees

(1)	If a Break Fee Event occurs, the Company shall pay in cash as directed by the Purchaser in writing (by wire transfer of immediately available funds) the Break Fee in accordance with Section 8.3(2). For the purposes of this Agreement, “Break Fee” means an amount equal to $10,000,000 and “Break Fee Event” means:

(a)	the termination of this Agreement:

(i)	by the Purchaser pursuant to Section 8.2(c)(i) or Section 8.2(c)(ii); or

(ii)	by the Company pursuant to Section 8.2(d)(i); or

(b)	the termination of this Agreement by the Purchaser or the Company pursuant to Section 8.2(b)(i) or Section 8.2(b)(iii) if, prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser and the Acquiror) or any Person (other than the Purchaser and the Acquiror) shall have publicly announced an intention to make an Acquisition Proposal, and within 12 months following such termination of this Agreement:

(i)	an Acquisition Proposal is consummated;

(ii)	a definitive agreement with respect to an Acquisition Proposal is entered into; or

(iii)	the Board of Directors recommends an Acquisition Proposal;

(and in the case of (ii) or (iii) such Acquisition Proposal is subsequently consummated, as such proposal may be amended or modified by the parties); or

(c)	prior to the date of the Company Meeting, the Company or any of the Company Representatives shall have breached Section 6.1 and the Arrangement Resolution is not approved by the Shareholders and the Optionholders in accordance with the Interim Order.

(2)	If a Break Fee Event occurs in circumstances described in:

(a)	Section 8.3(1)(a) (other than as set out in Section 8.2(c)(i)(E)), the Break Fee shall be paid within two (2) Business Days of the occurrence of such Break Fee Event;

(b)	Section 8.3(1)(a), in the circumstances set out in Section 8.2(c)(i)(E), the Break Fee shall be paid within two (2) Business Days of the determination of the Board of Directors to enter into such a written agreement and prior to the Company entering into such agreement;

(c)	Section 8.3(1)(b), the Break Fee shall be paid immediately upon consummation of the Acquisition Proposal; or

(d)	Section 8.3(1)(c), the Break Fee shall be paid within two (2) Business Days following the date of the Company Meeting.

(3)	If, prior to a Break Fee Event, this Agreement is terminated by the Company pursuant to Section 8.2(d)(ii) or Section 8.2(d)(iii) (each, a “Reverse Break Fee Event”) then the Purchaser shall pay or cause to be paid to the Company (by wire transfer in immediately available funds to an account designated to the Company) the Reverse Break Fee within two (2) Business Days of such Reverse Break Fee Event.

(4)	If the Company fails to pay the Break Fee when due hereunder, and, in order to obtain such payment, the Purchaser commences a suit that results in a judgment against the Company for such amount, the Company shall pay the reasonable costs and expenses (including fees and expenses of legal counsel) incurred by the Purchaser in connection with such suit. If the Purchaser fails to pay the Reverse Break Fee when due hereunder, and, in order to obtain such payment, the Company commences a suit that results in a judgment against the Purchaser for such amount, the Purchaser shall pay the reasonable costs and expenses (including fees and expenses of legal counsel) incurred by the Company in connection with such suit.

(5)	Any Break Fee or Reverse Break Fee payable pursuant to this Section 8.3 shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by law. If a Party is required by applicable laws to deduct or withhold any Taxes from any payment of a Break Fee or Reverse Break Fee:

(a)	the amount payable shall be increased as may be necessary so that, after making all required deductions or withholdings (including deductions and withholdings applicable to, and taking into account all Taxes on, or arising by reason of, the payment of additional amounts under this Section 8.3(5)), the Party to which the payment is due receives an amount equal to the amount that it would have received had no such deductions or withholdings been required;

(b)	the paying Party shall make such required deductions or withholdings; and

(c)	the paying Party shall remit the full amount deducted or withheld to the appropriate Governmental Authority in accordance with applicable laws.

(6)	Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the Break Fee and the Reverse Break Fee set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Purchaser or the Company, as applicable, will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that the payment of the Break Fee or Reverse Break Fee, as applicable, in accordance with this Section 8.3 is the sole monetary remedy of such Party in respect of the event giving rise to the payment (subject to Section 8.3(4)). The Parties shall also have the right to injunctive relief and other equitable relief in accordance with Section 9.2 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement. For greater certainty, the Company shall not be required to pay the Break Fee more than once.

Section 8.4 Notice and Effect of Termination

(1)	The Party desiring to terminate this Agreement pursuant to Section 8.2 (other than pursuant to Section 8.2(a)) shall give notice of such termination to the other Party setting out in reasonable detail the facts and circumstances giving rise to such Party’s right to terminate this Agreement in accordance with Section 8.2.

(2)	If this Agreement is terminated pursuant to Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party hereto, except that:

(a)	the provisions of this Section 8.4, Section 2.4(5) and (6), Section 7.3, Section 8.3, Section 8.5 and Article 9 shall survive any termination pursuant to Section 8.1; and

(b)	neither the termination of this Agreement nor, anything contained in this Section 8.4(1) shall relieve any Party of any liability for any breach of this Agreement.

Section 8.5 Expenses

Unless otherwise specified herein, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.6 Waiver

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) or a future waiver of the same provisions, nor, shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable laws.

Section 8.7 Amendments

This Agreement may at any time and from time to time be amended by mutual written agreement of the Parties. The Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and the Final Order and applicable law, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; or

(d)	modify any mutual conditions contained in this Agreement.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be made in writing, sent by personal delivery, courier or facsimile and by electronic mail and addressed:

(a)	to the Purchaser at:

FMC Technologies, Inc.

1803 Gears Road

Houston, Texas 77067

Attention: Jeffrey W. Carr

Telephone: (281) 591-4585

Facsimile: (281) 591-4102

Email: jeffrey.carr@fmcti.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

4300 Bankers Hall West

888 – 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention: Christopher Nixon

Telephone: (403) 266-9017

Facsimile: (403) 266-9034

Email: cnixon@stikeman.com

and:

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, Texas 77002-6760

Attention: William Matthew Strock

Telephone: (713) 758-3452

Facsimile: (713) 615-5650

Email: mstrock@velaw.com

(b)	to the Company at:

Pure Energy Services Ltd.

10th Floor, 333 – 11th Avenue S.W.

Calgary, Alberta T2R 1L9

Attention: J. Kevin Delaney

Telephone: (403) 262-4000

Facsimile: (403) 262-4005

Email: Kevin.Delaney@pureenergyservices.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

855-2nd Street SW

Suite 3500, Bankers Hall East Tower

Calgary, Alberta T2P 4J8

Attention: Ross A. Bentley

Telephone: (403) 260-9720

Facsimile: (403) 260-9700

Email: ross.bentley@blakes.com

Any notice or other communication is deemed to be given and received:

(a)	if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day;

(b)	if sent by overnight courier, on the next Business Day; or

(c)	if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile.

A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 9.2 Injunctive Relief and Specific Performance

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Company or the Purchaser in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to specific performance, an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement by the other Party or their representatives or to otherwise obtain specific performance by the other Party of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

Section 9.3 Third Party Beneficiaries

(1)	Except as provided in Section 7.1 and Section 2.4(6), and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.3 as the “Indemnified Persons”) and except for the rights of the Shareholders and Optionholders to receive the Common Share Consideration and Option Consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Shareholders and Optionholders), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 7.1 and Section 2.4(6) respectively of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 9.4 Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 9.5 Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party. Notwithstanding the foregoing, the Purchaser shall be entitled, without the consent of the Company, to assign any of its rights or obligations under this Agreement to one or more affiliates of the Purchaser, including the Acquiror, who agree to be bound by the applicable covenants of the Purchaser contained herein and comply with the applicable provisions of this Agreement and who deliver to the Company a duly executed undertaking to such effect and confirming the accuracy of all representations given by Purchaser pursuant to Schedule “E” to this Agreement as if given by the Acquiror in the first instance, provided that any such assignment shall not relieve the Purchaser of any of its obligations hereunder, and provided further that if such assignment takes place, the Purchaser shall continue to be fully liable as primary obligor, on a joint and several basis with any such entity, to the Company for any default in performance by the assignee of any of the Purchaser’s obligations hereunder.

Section 9.6 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.7 Governing law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 9.8 No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 9.9 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 9.10 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Arrangement Agreement to be executed as of the date first written above.

FMC TECHNOLOGIES, INC.

By:	/s/ Jeffrey W. Carr
Name: Jeffrey W. Carr
Title: Senior Vice President, General Counsel and Secretary

PURE ENERGY SERVICES LTD.

By:	/s/ Kevin Delaney
Name: Kevin Delaney
Title: Chief Executive Officer

SCHEDULE “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) of Pure Energy Services Ltd. (the “Company”), as more particularly described and set forth in the management information circular (the “Company Circular”) of the Company accompanying the notice of meeting, as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement between the Company and FMC Technologies, Inc. dated August 17, 2012 (the “Arrangement Agreement”), is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company, as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Appendix A to the Company Circular, is hereby authorized, approved and adopted.

3.	The (a) Arrangement Agreement, the Plan of Arrangement and related transactions, (b) actions of the directors of the Company in approving the Arrangement Agreement and the Plan of Arrangement, and (c) actions of the directors and officers of the Company in executing and delivering and giving effect to the Arrangement Agreement, the Plan of Arrangement and any amendments, modifications or supplements thereto and the transactions contemplated thereby, are hereby ratified and approved.

4.	Any officer or director of the Company is hereby authorized and directed for and behalf of the Company to make an application to the Court of Queen’s Bench of Alberta (the “Court”) for an order to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with their respective terms and as described in the Company Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company and the holders of options to acquire common shares of the Company, or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion and without further notice to or approval of the shareholders and optionholders of the Company: (a) amend, modify, supplement or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions, at any time prior to the issue of a certificate giving effect to the Arrangement.

A-1

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Registrar under the ABCA, articles of arrangement and such other documents as are necessary or desirable to give full effect to the Arrangement and related transactions in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery.

A-2

SCHEDULE “B”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1 Definitions

Unless otherwise provided for herein, capitalized terms used but not otherwise defined in this Plan of Arrangement shall have the respective meanings ascribed to such terms in the Arrangement Agreement (as defined below) and the following words and terms shall have the respective meanings hereinafter set forth:

“ABCA” means the Business Corporations Act (Alberta), R.S.A 2000, c.B-9, as amended;

“Acquiror” means a corporation to be incorporated under the laws of Alberta as a direct or indirect wholly-owned subsidiary of the Purchaser for purposes of acquiring the Shares pursuant to the Arrangement in the manner set out in the Plan of Arrangement;

“affiliate” has the meaning ascribed to it in the ABCA;

“Arrangement” means the arrangement under Section 193 of the ABCA as set out in this Plan of Arrangement, as the same may be amended in accordance with the Arrangement Agreement or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated August 17, 2012 between the Purchaser and the Company (including the schedules thereto) as such agreement may be amended, modified or supplemented from time to time in accordance with the terms thereof, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement voted upon by the Shareholders and Optionholders of record at the Company Meeting (voting together as a single class);

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Business Day” means any day:

(a)	which is not a Saturday, a Sunday or a day observed as a statutory or civic holiday under applicable law in Alberta, Canada; and

(b)	on which the principal commercial banks are generally open for business during normal banking hours in the City of Calgary;

“Certificate of Arrangement” means the certificate of arrangement, amalgamation or other confirmation of filing issued by the Registrar pursuant to Subsection 193(11) of the ABCA in respect of the Articles of Arrangement;

“Company” means Pure Energy Services Ltd., a corporation existing under the laws of the Province of Alberta;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and instrument of proxy, sent to, among others, the Shareholders and Optionholders of record in accordance with the Interim Order in connection with the Company Meeting;

“Company Meeting” means the special meeting of the Shareholders and Optionholders of record, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, held in accordance with the Interim Order to consider the Arrangement Resolution;

“Common Share Consideration” means $11.00 in cash per Share to be acquired pursuant to the Arrangement, subject to adjustment in accordance with Section 3.2;

“Court” means the Court of Queen’s Bench of Alberta in Calgary, Alberta;

“Depositary” means Olympia Trust Company, in its capacity as depositary for the Arrangement, or such other entity chosen by the Purchaser, and acceptable to the Company acting reasonably, to act as depositary for the Arrangement;

“Depositary Agreement” means the depositary agreement among the Acquiror, the Company and the Depositary;

“Dissent Rights” has the meaning ascribed to it in Section 4.1;

“Dissenting Shareholder” means a registered holder of Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights at the Effective Time, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered holder;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Calgary time), or such other time as may be agreed to in writing by the Company, the Acquiror and the Purchaser, on the Effective Date;

“Exchange” means the Toronto Stock Exchange;

“Final Order” means the final order of the Court, as contemplated by Section 2.5 of the Arrangement Agreement, approving the Arrangement;

“Former Optionholder” means a person who is a holder of Options as shown on the records of the Company immediately prior to the Effective Time;

“Former Shareholder” means a person who is a registered holder of Shares as shown on the share register of Shares immediately prior to the Effective Time;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, body, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity:

(a)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(b)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Interim Order” means the interim order of the Court in respect of the Arrangement, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“laws” means applicable laws (including common law or civil law), statutes, by-laws, rules, regulations, Orders, ordinances, codes, treaties, policies, notices, directions, decrees, judgments, awards or other requirements, in each case of any Governmental Authority or self-regulatory authority, including the Exchange;

“Letter of Transmittal” means the letter of transmittal sent by the Company to Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, liens, charges, security interests, prior claims, pledges, encroachments, options, rights of first refusal or first offer, occupancy rights, covenants, restrictions, encumbrances of any kind and adverse claims;

“Option” means an option to purchase Shares granted in accordance with the terms of the Stock Option Plan, whether vested or unvested, which has not been exercised, cancelled or otherwise terminated in accordance with the provisions of the Stock Option Plan;

“Option Consideration” means the amount per Option payable in cash on the termination and surrender of Options pursuant the Plan of Arrangement being:

(a)	in the case of each in-the-money Option, an amount equal to the product of (i) the excess of $11.00 in cash, over the exercise price for such Option and (ii) the number of Shares that are covered by each such Option; and

(b)	in the case of each out-of-money Option, an amount equal to $nil per Option;

“Optionholder” means a holder of Options;

“Parties” means collectively, the Purchaser, the Acquiror and the Company, and “Party” means any one of them;

“Person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement under Section 193 of the ABCA, and any amendments or variations thereto made in accordance with Section 8.7 of the Arrangement Agreement and Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means FMC Technologies, Inc., a corporation existing under the laws of the State of Delaware;

“Registrar” means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

“Shareholder” means a registered or beneficial holder of Shares, as the context requires;

“Shares” means the common shares in the capital of the Company, as constituted on the Effective Date;

“Stock Option Plan” means the stock option plan of the Company adopted by the shareholders of the Company on June 1, 2005, with amendments approved by the Shareholders on May 9, 2006 and May 25, 2007, pursuant to which Options may be granted to directors, officers, employees or service providers of the Company; and

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended.

1.2 Certain Rules of Interpretation

In this Agreement:

(a)	Consent – Whenever a provision of this Plan of Arrangement requires an approval or consent of a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)	Governing law – This Plan of Arrangement shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(e)	“Including” and “or” – Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation” and where the word “or” is used, it is not intended to be exclusive.

(f)	No Strict Construction – The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Statutory References – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(i)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(j)	Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day if the last day of the period is not a Business Day.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective, and be binding on the Purchaser, the Acquiror, the Company, all Shareholders (including those Shareholders exercising Dissent Rights described in Section 4.1), all Optionholders, the registrar and transfer agent in respect of the Shares and the Depositary at and after the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

3.1 The Arrangement

The following events set out in this Section 3.1 shall occur and shall be deemed to occur consecutively in the following order and beginning at the Effective Time without any further authorization, act or formality:

(a)	All Options shall be transferred and surrendered by the holders thereof to the Company in exchange for the Option Consideration for each such Option. Each such Option surrendered and all option agreements related thereto shall be cancelled and terminated and the holder thereof shall thereafter only have the right to receive the consideration specified in Section 5.1(d) (and, for greater certainty the Company shall be entitled to withhold or deduct any amounts in accordance with Section 5.3). The Stock Option Plan shall thereafter be terminated and be of no further force and effect.

(b)	Simultaneously:

(i)	each Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to the Acquiror and thereupon such holder’s name will be removed from the securities register of the Company in respect of such Share, the Acquiror shall be entered in the securities register of the Company as the holder thereof and shall be deemed to be the legal and beneficial owner thereof, and at such time each Dissenting Shareholder will have the rights set out in Section 4.1; and

(ii)	each outstanding Share, other than Shares acquired by the Acquiror pursuant to Section 3.1(b)(i), shall be transferred to, and acquired by the Acquiror, free and clear of any and all Liens, in exchange for the Common Share Consideration (and, for greater certainty, the Acquiror or the Depositary shall be entitled to withhold or deduct any amounts in accordance with Section 5.3) and, in respect of each Share so acquired:

(A)	each Former Shareholder, other than Dissenting Shareholders in respect of Shares acquired by the Acquiror pursuant to Section 3.1(b)(i), shall cease to be the holder of such Share so exchanged concurrently with the exchanges referred to in this Section 3.1(b)(ii) and such holder’s name shall be removed from the securities register of the Company in respect of such Share at such time; and

(B)	the Acquiror shall be deemed to be the legal and beneficial owner of such Share (free and clear of any and all Liens) at the time of the exchange pursuant to this Section 3.1(b)(ii) and shall be entered in the securities register of the Company as the holder thereof.

3.2 Adjustment of Consideration

If, on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise to the holders of Shares prior to the Effective Date, or sets a record date therefor that is prior to the Effective Date, then the Common Share Consideration shall be adjusted to reflect such dividend or other distribution by way of a reduction of the Common Share Consideration by an amount equal to the value of such dividend or other distribution.

ARTICLE 4

RIGHTS OF DISSENT

4.1 Rights of Dissent

Registered holders of Shares may exercise, pursuant to and in the manner set forth in Section 191 of the ABCA, the right of dissent in connection with the Arrangement, as same may be modified by the Interim Order and this Section 4.1 (“Dissent Rights”); provided that notwithstanding, (i) subsection 191(5) of the ABCA, the written notice setting forth such registered holder’s objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by the Company not later than 5:00 p.m. (Calgary time) on the Business Day which is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time); and (ii) subsection 191(3) of the ABCA, the Acquiror and not the Company, shall be required to pay the amount set out in Section 4.1(b). Registered holders of Shares who duly and validly exercise such Dissent Rights shall have a debt claim against the Acquiror for the amount set out in Section 4.1(a), and all such holders who:

(a)	are ultimately entitled to be paid fair value for such Shares, shall be entitled to be paid by the Acquiror in consideration for the transfer of such Shares to the Acquiror as set out in Section 3.1(b)(i), the fair value of such Shares (less any amounts which the Acquiror is entitled to withdraw or deduct in accordance with Section 5.3), which fair value, notwithstanding anything to the contrary in the ABCA, if permitted by the Court, shall be determined as of the close of business on the day before the Arrangement Resolution is adopted, and shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)	ultimately are not, for any reason, entitled to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Shares as set out in Section 3.1(b)(ii).

4.2 Recognition of Dissenting Shareholders

For greater certainty, in no case shall the Purchaser, the Acquiror, the Company or any other Person be required to recognize a Dissenting Shareholder as a holder of Shares after the Effective Time and the names of such Dissenting Shareholders shall be removed from the registers of holders of Shares and the Acquiror shall be recorded as the holder of the Shares so transferred and shall be deemed the legal and beneficial owner thereof free and clear of all Liens. This Section 4.2 shall not modify or amend the rights of Dissenting Shareholders as otherwise contemplated by this Plan of Arrangement. In addition to any other restrictions under the ABCA, holders of Options shall not be entitled to exercise Dissent Rights.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1 Payment of Consideration

(a)	Prior to the filing of the Articles of Arrangement the Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Shares and for the benefit of holders of Options, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Common Share Consideration for this purpose (less any amounts which Acquiror is entitled to withdraw or deduct in accordance with Section 5.3), for the benefit of the holders of Shares and Options. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)

Upon the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred, or deemed to be transferred, pursuant to Section 3.1(b)(ii) together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of the Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor from the Depositary, and the Depositary shall deliver to such holder as soon as practicable, a cheque (or other form of immediately available funds) representing the Common Share Consideration which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld or deducted pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(c)	Until surrendered for cancellation as contemplated by Section 5.1(a), each certificate that immediately prior to the Effective Time represented Shares shall be deemed after the time specified in Section 3.1(b) to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in Section 3.1(b)(ii) or Section 4.1, as the case may be, less any amounts withheld or deducted pursuant to Section 5.3. Any such certificate formerly representing Shares not duly surrendered on or before the day prior to the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Acquiror. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Acquiror immediately prior to the application of any applicable laws pertaining to unclaimed property then in effect including, pursuant to the Unclaimed Personal Property and Vested Property Act (Alberta), the Unclaimed Property Act (British Columbia), the Public Curator Act (Québec) or other analogous legislation.

(d)	On or as soon as practicable after the Effective Date, the Depositary shall deliver, on behalf of the Company, to each Former Optionholder in respect of his or her Options, a cheque (or other form of immediately available funds) representing the Option Consideration, if any, which such Former Optionholder is entitled to receive in connection with the exchange described in Section 3.1(a), less any amounts withheld or deducted pursuant to Section 5.3.

(e)	Any payment made by way of cheque by the Depositary on behalf of the Company or the Acquiror pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on the third anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Time, shall, and any certificates, instruments or other documents previously evidencing ownership of Shares or Options outstanding on such day, shall cease to represent a right or claim of any kind or nature, and the right of the holder to receive any consideration for the Shares or Options formerly held by such Person pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Acquiror for no consideration.

(f)	No holder of Shares shall be entitled to receive any consideration with respect to any Shares other than any cash payment which such holder is entitled to receive pursuant to Section 3.1(b) or Section 4.1, as applicable, and Section 5.1(b) and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to the Shares with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.

(g)	Subject to the rights of Dissenting Shareholders set out in this Plan of Arrangement, the right of each Former Shareholder and Former Optionholder to receive cash payment under this Arrangement shall be satisfied only out of the amounts deposited with the Depositary and payable by the Depositary pursuant to this Article 4, and no such Former Shareholder or Former Optionholder shall have any further right or claim as against the Purchaser, the Acquiror or the Company or any of their respective successors.

5.2 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 3.1(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal (including the certificate of loss). When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser, the Acquiror and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser, the Acquiror and the Company in a manner satisfactory to the Purchaser, the Acquiror and the Company, acting reasonably, against any claim that may be made against the Purchaser, the Acquiror and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Withholding Rights

The Purchaser, the Acquiror, the Company or the Depositary, as applicable, shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement (including without limitation any payments pursuant to Section 4.1) such amounts as any of the Purchaser, the Acquiror or the Company determines, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of any other applicable law, in each case, as amended. To the extent that amounts are so withheld or deducted and are remitted to the applicable Governmental Authority, such withheld or deducted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the person in respect of which such deduction and withholding was made.

5.4 Letter of Transmittal

At the time of mailing of the Company Circular or as soon as practicable thereafter, the Company shall forward a Letter of Transmittal to each holder of Shares at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of the holders of Shares.

5.5 Tax Election

The Parties acknowledge that no deduction will be claimed by the Company in respect of any payment made to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act), in computing the Parties’ taxable income under the Tax Act, and the Company shall timely elect in accordance with subsection 110(1.1) of the Tax Act in respect of all Options acquired by the Company for cancellation under the Plan of Arrangement and provide evidence in writing of such election to each Former Optionholder.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a)	The Company may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be:

(i)	set out in writing;

(ii)	approved in writing in advance by the Purchaser, acting reasonably;

(iii)	filed with the Court and, if made following the Company Meeting, approved by the Court; and

(iv)	communicated to holders of the Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto in writing and in advance) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting and prior to the Effective Time shall be effective only if:

(i)	it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably); and

(ii)	if required by the Court, it is consented to by holders of the Shares voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Acquiror, provided that it concerns a matter which, in the reasonable opinion of the Purchaser or the Acquiror, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Shares or Options.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set out herein.

7.2 Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Shares or Options issued prior to the Effective Time, (b) the rights and obligations of the holders of Shares or Options and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Shares or Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE “C”

CLOSING LOAN PROMISSORY NOTE

, 2012	Principal Amount: CDN$—

FOR VALUE RECEIVED, Pure Energy Services Ltd. (the “Company”) unconditionally promises to pay to or to the order of [Acquiror], a corporation governed by the laws of the Province of Alberta, ON DEMAND, the principal sum of — (CDN$—) in lawful money of Canada (the “Principal Amount”) pursuant to Section 2.8(2) of the Arrangement Agreement between FMC Technologies, Inc. and the Company dated August 17, 2012.

The Principal Amount outstanding at any time shall not bear interest.

The undersigned hereby waives demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonour, bringing of suit and diligence in taking any action.

This Demand Promissory Note shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

[Signature page follows.]

C-1

IN WITNESS WHEREOF the undersigned has executed this Demand Promissory Note effective the day noted above.

PURE ENERGY SERVICES LTD.

By:
Name:
Title:

C-2

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Corporate Existence and Power. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. The Company and each of its Subsidiaries is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, whether owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for Authorizations the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(2)	Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Shareholders in the manner required by the Interim Order and law and approval by the Court.

(3)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorizations and Third Party Consents.

(a)	Other than as set out in Paragraph 4(a) of the Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement and by the Plan of Arrangement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Authority other than:

(i)	any approvals required by the Interim Order;

(ii)	the Final Order;

(iii)	the filings with the Registrar under the ABCA contemplated herein;

(iv)	the HSR Approval;

(v)	compliance with any applicable Securities laws or rules and policies of the Exchange; and

(vi)	any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)	Other than as set out in Paragraph 4(b) of the Disclosure Letter, no Third Party Consents are required by the Company in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations under this Agreement and the completion of the Arrangement by the Company other than those Third Party Consents the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, or which would not prevent, materially impede or materially delay the consummation of the transactions contemplated herein.

(c)	Other than Persons that the Company controls, as defined by 16 C.F.R. 801.1(b), the Company does not own any interest in any Person, which Person or any entity controlled by such Person:

(i)	is incorporated in the United States, is organized under the laws of the United States, or has its principal offices within the United States;

(ii)	holds assets located in the United States; or

(iii)	made sales in or into the United States in its most recent fiscal year.

(5)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement and by the Plan of Arrangement do not and shall not:

(a)	contravene, conflict with, or result in any violation or breach of any provision of the articles, by-laws, constating documents or resolutions of the directors or shareholders of the Company;

(b)	assuming compliance with the matters, or obtaining the approvals, referred to in paragraph (4) above, contravene, conflict with, or result in any violation or breach of any provision of any applicable law or any license, approval, consent or authorization issued by a Governmental Authority held by the Company;

(c)	except as set forth in Paragraph 5(c) of the Disclosure Letter, require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract, Lease, or other instrument, indenture, deed of trust, mortgage, bond or any Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien upon any of the properties or assets of the Company or its Subsidiaries,

except, in the case of paragraphs (b), (c) and (d) above, for such contraventions, conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, changes, losses, rights of first refusal, triggers or restrictions which would not, individually or in the aggregate, have a Material Adverse Effect.

(6)	Capitalization.

(a)	The authorized share capital of the Company consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in series. As of August 16, 2012, there were 24,531,615 Shares issued and outstanding and no preferred shares issued and outstanding.

(b)	As of August 16, 2012, an aggregate of 1,949,617 Shares were issuable upon the exercise of all outstanding Options (whether or not vested). The Company has set out in Paragraph 6(b) of the Disclosure Letter a complete list as at July 31, 2012 of all holders of Options and the exercise price and date of grant of such Options. Except with respect to the Options described in this paragraph (6) and Shares issuable pursuant to the Company DRIP (it being understood that the Company shall immediately following execution of this Agreement suspend, and keep suspended, the Company DRIP), there are no options, warrants, conversion privileges, equity-based awards or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company or any of its Subsidiaries of any shares or other securities of the Company or any of its Subsidiaries (including Shares and preferred shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, or whose value is based on or in reference to the value or price of, any shares or other securities of the Company or any of its Subsidiaries (including Shares and preferred shares).

(c)	All outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable (and no such Shares have been issued in violation of any pre-emptive or similar rights), and all Shares issuable upon the exercise of rights under the Options in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. With respect to the Options:

(i)	each grant of an Option was duly authorized no later than the date on which the grant of such Option was to be effective; and

(ii)	each grant was made, as applicable, in accordance with the Stock Option Plan.

(d)	No Person is entitled to any pre-emptive or other similar right granted by the Company. There are no outstanding contractual or other obligations of the Company to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any Subsidiary.

(7)	Subsidiaries.

(a)	The following information with respect to each such Subsidiary of the Company is set out in the Data Room:

(i)	its name, the number, type and principal amount, as applicable, of its outstanding equity securities and a list of registered holders thereof; and

(ii)	its jurisdiction of organization or governance.

(b)	The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of any Liens other than Liens securing indebtedness under the Credit Agreement. All of such shares and other equity interests so owned directly or indirectly by the Company are validly issued, fully paid and non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights).

(c)	Except for the shares or other equity interests owned by the Company in any Subsidiary and except as disclosed in Paragraph 7(c) of the Disclosure Letter, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(8)	Distributions from Subsidiaries. Subject to applicable law relating to solvency requirements, no Subsidiary of the Company is prohibited, directly or indirectly, from paying any distributions, dividends or interest payments to the Company, from making any other distribution on such Subsidiary’s share capital or other ownership interest, from repaying to the Company any notes, loans or advances to such subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company in each case in any material respect.

(9)	Securities Laws Matters.

(a)	The Company is a “reporting issuer” or equivalent in each of the provinces of Canada within the meaning of Securities Laws, is not on the list of reporting issuers in default under the Securities Laws in any jurisdiction in which the Company is a reporting issuer and is not in default of any material requirements of any applicable Securities Laws. The Subsidiaries of the Company are not subject to continuous or periodic disclosure requirements under Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company, and no inquiry or investigation (formal or informal) of any Securities Authority or the Exchange is in effect or, to the knowledge of the Company, pending or threatened or expected to be implemented or undertaken. The Company has filed with the Securities Authorities and the Exchange true and complete copies of all forms, reports, press releases, annual information forms, material change reports, financial statements, management’s discussion and analysis, disclosures, offering documents and other documents required to be filed by the Company, in the manner and in the time frames required pursuant to Securities Laws, and the Company Public Documents since December 31, 2010 comply in all material respects with the requirements of applicable Securities Laws, including, if applicable, the requirement that such Company Public Documents not contain, at the time filed with or furnished to the Securities Authorities, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. The Company has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Public Documents filed by the Company since December 31, 2010 and neither the Company nor any of such Company Public Documents is subject of an ongoing audit, review, comment or investigation by any Securities Authority or the Exchange.

(b)	The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4(c) under the 1934 Act) and the Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

(10)	Disclosure Controls and Internal Control over Financial Reporting

(a)

The Company has established and maintains disclosure controls and procedures within the meaning of applicable Securities Laws. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws are recorded, processed, summarized and reported within the time periods specified in such laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Company has established and maintains a system of internal control over financial reporting within the meaning of applicable Securities Laws. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with IFRS. Other than as set out in Paragraph 10(b) of the Disclosure Letter, since January 1, 2010, neither the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries including any material complaint, allegation, assertion or claim that the Company or its subsidiary has or had a “material weakness” as such terms are defined in applicable Securities Laws, in its internal control over financial reporting.

(c)	The management of the Company completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of applicable Securities Laws for the year ended December 31, 2011, and, other than as set out in Paragraph 10(c) of the Disclosure Letter, such assessment concluded that such controls were effective. The Company disclosed, based on the most recent evaluations, to the Company’s auditors and the audit committee of the Board of Directors (i) all significant deficiencies in the design or operation of internal control over financial reporting and any “material weaknesses”, that have more than a remote chance to materially and adversely affect the Company’s ability to record, process, summarize and report financial data as defined in applicable Securities Laws and (ii) any fraud, regardless of whether material, that involves management or other employees who have or had a significant role in the Company’s internal controls over financial reporting.

(11)	Financial Statements. The Financial Statements (including any notes and schedules thereto and the auditors’ report thereon) were prepared in accordance with IFRS or GAAP, as applicable, applied on a consistent basis as in effect on the date of such Financial Statements (except as may be indicated in the notes thereto), and fairly present in all material respects, the financial position of the Company on a consolidated basis, as of the dates thereof and its consolidated statements of earnings, shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements).

(12)	Company’s Auditors. The Company’s auditors who have audited or reviewed the Financial Statements and delivered their reports with respect to the audited Financial Statements are independent chartered accountants with respect to the Company within the meaning of Securities Laws and during the period covered by the Financial Statements on which they reported there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditor of the Company.

(13)	Absence of Certain Changes. Except as disclosed in Paragraph 13 of the Disclosure Letter, since December 31, 2011, other than the transactions contemplated in this Agreement:

(a)	the business of the Company and its Subsidiaries has been conducted only in the ordinary course of business consistent with past practices;

(b)	there has not been a Material Adverse Change; and

(c)	there has not been any change in the accounting practices used by the Company on a consolidated basis other than changes required as a result of any reconciliation of financial information from GAAP into IFRS or as disclosed in the Financial Statements.

(14)	Indebtedness and No Undisclosed Material Liabilities.

(a)	Other than as disclosed in Paragraph 14(a) of the Disclosure Letter, there are no material liabilities or obligations of the Company or any of its Subsidiaries, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(i)	liabilities or obligations disclosed in the Financial Statements;

(ii)	liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2011; and

(iii)	liabilities or obligations incurred in connection with the transactions contemplated hereby.

(b)	The principal amount of all indebtedness of the Company on a consolidated basis for borrowed money as of December 31, 2011, including capital leases, is disclosed in Paragraph 14(b) of the Disclosure Letter.

(15)

Related Party Transactions. Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course of business consistent with past practice as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses incurred in the ordinary course of business consistent with past practice). There are no Contracts (other than employment arrangements or independent contractor arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

(16)	Compliance with Laws. Except as disclosed in Paragraph 16 of the Disclosure Letter:

(a)	The Company and its Subsidiaries:

(i)	are and have been in compliance with all applicable laws, including the Canadian Nuclear Safety and Control Act; and

(ii)	are not, to the knowledge of the Company, under investigation with respect to or, to the knowledge of the Company, have been threatened to be charged with or given notice of any violation of any applicable law, or investigations related to violations of applicable law, except for such failures to comply with, investigations related to or violations of applicable law that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	The operations of the Company on a consolidated basis are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authorities to which the Company are subject, including without limitation, the Money Laundering Laws, and no action, suit or proceeding by or before any Governmental Authority or body or arbitrator involving the Company with respect to the Money Laundering Laws is, to the knowledge of the Company, pending or threatened.

(c)	The Company and its Subsidiaries are in material compliance with the FCPA, and any other United States or Canadian laws concerning anti-corruption; the Company and its Subsidiaries are in material compliance with all applicable laws concerning imports, exports or customs; and to the knowledge of the Company, none of the Company or any of its Subsidiaries has been investigated by any Governmental Authority with respect to, or been given notice by a Governmental Authority of, any material violation of the FCPA or any other United States or Canadian laws concerning anti-corruption or imports, exports or customs.

(d)	There have been no actions taken by the Company or any of its Subsidiaries or, to the knowledge of the Company, on behalf of the Company, that would cause the Company or any of its Subsidiaries to be in material violation of the CFPOA or any similar legislation in any jurisdiction in which the Company conducts its business.

(17)	Regulatory Compliance. Except as disclosed in Paragraph 17 of the Disclosure Letter:

(a)	The Company and its Subsidiaries have obtained and are in material compliance with all Permits, including any Permits issued by the Canadian Nuclear Safety Commission. There has not occurred within the last two years any material violation of, any default under, or any event giving rise to or potentially giving rise to any right of termination, revocation, adverse modification, non-renewal or cancellation of any Permit, and no Governmental Authority has provided the Company or any of its Subsidiaries with notice of any of the foregoing except for any such violation, default or event as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	Neither the Company nor any of its Subsidiaries has been convicted of any crime or engaged in any conduct which could result in criminal liability or material debarment or disqualification by any Governmental Authority with respect to any of the material Permits, and, to the knowledge of the Company, there are no Proceedings pending or threatened that reasonably might be expected to result in criminal liability or material debarment or disqualification by any Governmental Authority with respect to any of the material Permits.

(18)	Litigation. Except as disclosed in Paragraph 18 of the Disclosure Letter, there are no Proceedings against the Company or any of its Subsidiaries, or to the knowledge of the Company, pending or threatened against or affecting the Company or any of its Subsidiaries that, if determined adversely to the Company or any of its Subsidiaries, would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, nor, to the knowledge of the Company, are there any facts or circumstances that could form the basis for any such Proceeding. Neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, Order, writ, injunction or decree that would or would reasonably be expected to have a Material Adverse Effect or that would prevent, materially impede or materially delay the consummation of the transaction contemplated herein.

(19)	Taxes.

(a)	Except as Disclosed in Paragraph 19(a) of the Disclosure Letter:

(i)	The Company and each of its Subsidiaries has duly and timely filed all Returns required to be filed by them prior to the date hereof and all such Returns are complete and correct in all material respects.

(ii)	The Company and each of its Subsidiaries has timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by them other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Company’s most recent financial statements.

(iii)	The Company has established (or have had established on their behalf and for their sole benefit and recourse) in accordance with IFRS or GAAP, as applicable, an adequate accrual for all Taxes which are not yet due and payable through the end of the last period for which the Company ordinarily records items on its books. Since such date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iv)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its subsidiaries for any taxable period and no request for such waiver or extension is currently pending.

(v)	Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, Tax indemnification or Tax allocation agreement that has effect for any period ending after the Effective Date that could give rise to a material payment or indemnification obligation.

(vi)	Neither the Company nor any of its Subsidiaries have subsequent to January 1, 2001:

(A)	any liability for the Taxes of another Person (other than Taxes of the Company) under United States Treasury Regulation Section 1.1502-6 or any analogous provision of non-U.S. law (including, for greater certainty, under Section 159 or 160 of the Tax Act) or under U.S. state or local law, or as a transferee, successor or guarantor, by contract or otherwise; or

(B)	been a member of a group of corporations with which they have filed (or been required to file) consolidated, affiliated, combined or unitary Returns, other than a group the common parent of which was the Company.

(vii)	Notices of assessment have been issued to the Company and each of its Subsidiaries by the relevant Governmental Authorities for all taxation years or periods ending prior to and including the taxation year or period ended December 31, 2010.

(viii)	There are no proceedings, investigations, audits or Claims now pending or threatened by any Governmental Authority against the Company or any of its Subsidiaries in respect of any Taxes or Tax assets and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes or any Tax asset.

(ix)	Each of the Company and its Subsidiaries has duly and timely withheld, or caused to be withheld, in all material respects, all Taxes and other amounts required by law to be withheld by them (including Taxes required to be withheld by them in respect of any amount paid or credited or deemed to be paid or credited by them to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), and have duly and timely remitted to the appropriate Governmental Authority such Taxes as and when required by law.

(x)	Each of the Company and its Subsidiaries duly and timely collected, or caused to be collected, in all material respects, all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by them and have duly and timely in all material respects remitted to the appropriate Governmental Authority any such amounts as and when required by law.

(xi)	There are no circumstances existing which could result in the application of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, to the Company or any of its Subsidiaries at any time up to and including the Effective Date.

(xii)	Other than in the ordinary course, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Time.

(xiii)	Neither the Company nor any of its Subsidiaries have:

(A)	engaged in any reportable transaction under Section 6011 of the IRC or any similar provision of U.S. state or local law; or

(B)	taken a position on a Return that could give rise to a substantial understatement of US federal income tax within the meaning of Section 6662 of the IRC or any similar provision of U.S. state or local law.

(xiv)	Neither the Company nor any of its Subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from any non-resident Person with whom the Company or any of its Subsidiaries was not dealing at arm’s length (for purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition.

(xv)	Each of the Company and its Subsidiaries is, if required, duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and their registration number have been disclosed in writing by the Company.

(xvi)	The Purchaser has been provided with copies of all filed Tax Returns and all material communications to or from any Governmental Authority relating to the Taxes of the Company and its Subsidiaries to the extent such documents were requested by the Purchaser and for which the applicable statutory periods have not expired.

(xvii)	Neither the Company nor any of its Subsidiaries have:

(A)	ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the IRC or treated as a United States corporation under Section 7874(b) of the IRC; or

(B)	was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).

(xviii)	Neither the Company nor any of its Subsidiaries is:

(A)	a stockholder of a “controlled foreign corporation” as defined in Section 957 of the IRC (or any similar provision of state, local or foreign law);

(B)	a “personal holding company” as defined in Section 542 of the IRC (or any similar provision of state, local or foreign law); or

(C)	a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the IRC.

(xix)	Neither the Company nor any of its Subsidiaries have ever been a party to any transaction intended to qualify under Section 355 of the IRC.

(xx)	The entity classification of the Company and its Subsidiaries for United States federal income tax purposes is disclosed in Paragraph 19(a) of the Disclosure Letter.

(20)	Company Plans.

(a)	The Company has disclosed in the Data Room or otherwise made available to the Purchaser true, correct and complete descriptions of all Company Plans as amended. No commitments to increase the benefits under or otherwise amend any Company Plan have been made.

(b)	Each material Company Plan is and has been established, operated and administered and, to the extent applicable, registered, qualified and funded in all material respects in accordance with law and in accordance with its terms. All reports and disclosures relating to the Company Plans required to be filed with or furnished to Governmental Authorities, Company Plan participants or Company Plan beneficiaries have been filed or furnished in accordance with applicable law in a timely manner.

(c)	All contributions, premiums or taxes required to be made or paid by the Company or any of its Subsidiaries under the terms of each material Company Plan or by law have been made in a timely fashion.

(d)	No material Company Plan is subject to any investigation, examination or other proceeding, action or claim initiated by any Governmental Authority, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any material Company Plan required to be registered or qualified.

(e)	No Company Plan is a multi-unit pension plan as such term is defined under the Employment Pension Plan Act (Alberta) or any similar plan for purposes of pension standards legislation of another jurisdiction.

(f)	Neither the Company nor any of its Subsidiaries contributes to or has any obligation to contribute to, or has at any time within the preceding six years contributed to or had an obligation to contribute to, and no Company Plan is:

(i)	a multiemployer plan within the meaning of Section 3(37) of ERISA; or

(ii)	a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the IRC.

(g)

No Company Plan is funded through a trust that is intended to be exempt from United States federal income taxation pursuant to Section 501(c)(9) of the IRC. No Company Plan provides for any Tax gross-up or similar payment for any Tax or interest that may be due under Section 409A of the IRC. Except to the extent required pursuant to Section 4980B(f) of the IRC and the corresponding provisions of ERISA, no Company Plan provides retiree medical or retiree life insurance benefits to any Person, and neither the Company nor any Subsidiary is contractually or otherwise obligated (whether or not in writing) to provide any Person with life insurance or medical benefits upon retirement or termination of employment.

(h)	Each Company Plan intended to be qualified under Section 401(a) of the IRC is maintained pursuant to a prototype document approved by the IRS, for which a separate determination letter is not required, or has received a favorable determination letter from the IRS regarding such qualified status.

(i)	Except as disclosed in Paragraph 20(i) of the Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated in this Agreement will not, either alone or in combination with another event, accelerate the time of payment or vesting, or increase the amount of compensation due any current or former Company Employee or current or former officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust. No Company Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the IRC. The execution of this Agreement and the consummation of the transactions contemplated in this Agreement (either alone or in conjunction with any other event) shall not require the Company or any Subsidiary of the Company to fund any “rabbi” or similar trust pursuant to any Company Plan.

(j)	In connection with the consummation of the transactions contemplated by this Agreement, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made under this Agreement, under any agreement, plan or other program contemplated herein, under the Company Plans or under any other contract or agreement which, in the aggregate, would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the IRC, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

(k)	The Company has no ERISA Affiliates except for its Subsidiaries. The Subsidiaries of the Company have no ERISA Affiliates except for the Company and the other Subsidiaries of the Company.

(21)	Collective Agreements.

(a)	Neither the Company nor any of its Subsidiaries is subject to any Collective Agreements or agreements with any union, work council, staff council, or any labour or other representative of any Company Employees.

(b)	No Collective Agreements with unions, work councils or employee representatives are currently being negotiated or are currently subject to negotiation by the Company or any of its Subsidiaries with respect to the Company Employees.

(c)	There are no outstanding labour tribunal proceedings of any kind or other events of any nature whatsoever, including any claims, actions, suits, arbitrations, inquiries, investigations or proceedings which, to the knowledge of the Company, could result in certification of a trade union as bargaining agent for any non-unionized Company Employees or any other Persons providing on-site services in respect of the Company or any of its Subsidiaries. To the knowledge of the Company, there are no threatened or apparent union organizing activities involving non-unionized Company Employees or any Persons providing on-site services in respect of the Company or any of its Subsidiaries.

(d)	No trade union, labour union, staff council, works council, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights, or otherwise or has applied to have the Company or any of its Subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. Other than as disclosed in Paragraph 21(d) of the Disclosure Letter, to the knowledge of the Company, none of the Company or any of its Subsidiaries has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring or has occurred during the past two years. To the knowledge of the Company, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or other labour related disputes pertaining to the Company or any of its Subsidiaries that might materially affect the value of the Company on a consolidated basis or lead to an interruption of operations of the Company or any of its Subsidiaries at any location. Neither the Company nor any of its Subsidiaries has engaged in any plant closing or lay-off activities within the past two years that would violate or in any way subject the Company or any of its Subsidiaries to the group termination or lay-off requirements of the applicable provincial, state, federal or local employment standards legislation or any other applicable labour or employment related law.

(e)	Neither the Company nor any of its Subsidiaries has any material grievances or pending arbitration cases outstanding, nor, to the knowledge of the Company, are there any threatened material grievances or arbitration cases relating to the Company or any of its Subsidiaries.

(22)	Employees.

(a)	The Company has made available a true and complete list of all “named executive officers” (as such term is defined in Form 51-102F6 – Statement of Executive Compensation) of the Company. Except as disclosed in Paragraph 22(a) of the Disclosure Letter, as of the date hereof, no such named executive officer of the Company has indicated to the Company that he or she intends to resign, retire or terminate his or her engagement with the Company as a result of the transactions contemplated by this Agreement or otherwise.

(b)	As of the date hereof, and other than as disclosed in Paragraph 22(b) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Proceedings under any applicable law relating to Company Employees or former Company Employees that, if determined adversely to the Company or any of its Subsidiaries, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect nor, to the knowledge of the Company, is there any factual or legal basis on which any Proceeding might be commenced.

(c)	All Contracts with any current Company Employee who is a senior officer of the Company or any of its Subsidiaries have been made available to the Purchaser. Other than in respect of the Designated Officers, no Contract in relation to any Company Employee contains any provision in relation to any employee’s termination (including, change of control provisions) the application of which shall be triggered by the transactions contemplated by this Agreement.

(d)	Except as disclosed in Paragraph 22(d) of the Disclosure Letter, each of the Company and its Subsidiaries is and for the past 3 years has been in compliance in all material respects with all applicable laws regarding employment, employment practices, terms and conditions of employment, employee safety and health, worker classification, FLSA compliance, Social Security (where applicable) and other Tax withholdings, prohibited discrimination, non-retaliation, equal employment, fair employment practices, meal and rest periods, employee leave, record keeping, employee and independent contractor classification, privacy, immigration status, workers’ compensation, leaves of absence, wages (including overtime wages), compensation, and hours of work with respect to the Company Employees. There are no charges, investigations, administrative proceedings or formal complaints of discrimination, or to the knowledge of the Company, threatened or pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Authority against the Company or any of its Subsidiaries pertaining to any Company Employee.

(e)

Except as disclosed in Paragraph 22(e) of the Disclosure Letter, to the knowledge of the Company, no Company Employee is in breach of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, fiduciary duty, or any restrictive covenant to a former employer relating to the right of any such Company Employee to be employed by the

Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or its Subsidiaries, as applicable, or to the use of trade secrets or proprietary information of others except as would not have, individually or in the aggregate, a Material Adverse Effect.

(f)	The Company and its Subsidiaries have in place a process for ensuring that prospective Company Employees are not subject to any legal restrictions preventing them from being employed by the Company or any of its Subsidiaries, as applicable, and, to the knowledge of the Company, such process is effective to ensure that Company Employees do not contravene any such legal restrictions.

(23)	Environmental Matters. Except as Disclosed in Paragraph 23 of the Disclosure Letter:

(a)	no written notices, claims, orders, complaints or penalties have been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or have any liability or potential liability under, any applicable Environmental Law or Permit (including those in respect of the regulation of nuclear materials), and there are no Proceedings or, to the knowledge of the Company, threatened Proceedings against the Company or any of its Subsidiaries alleging a violation of, or any liability or potential liability under, any applicable Environmental Law or Permit or relating to Hazardous Materials as would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, and, to the knowledge of the Company, there are no facts or circumstances that reasonably could be expected to give rise to any such notice, claim, order, complaint, penalty, or Proceedings as would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)	neither the Company nor any of its Subsidiaries have caused any, and to the knowledge of the Company, there have been no Releases of Hazardous Materials, on, at, from or under any real or immovable property currently or formerly owned, operated, occupied or otherwise utilized by the Company or any of its Subsidiaries as would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)	neither the Company nor any of its Subsidiaries have, either expressly or by operation of law, assumed responsibility for or agreed to indemnify or hold harmless any Person for any liability or obligation arising under Environmental Law that is reasonably likely to form the basis of any Claim against the Company or any of its Subsidiaries having individually or in the aggregate, a Material Adverse Effect;

(d)	the Company and its Subsidiaries have satisfied all of their obligations:

(i)	to the Colorado Department of Public Health and Environment (“CDPHE”) pursuant to CDPHE Compliance Order on Consent No. 11-06-29-01; and

(ii)	to Calfrac Well Services Corp. (“Calfrac”) pursuant to Section 3.4 of the Asset Purchase Agreement between Calfrac, the Company and Pure Energy Services (USA) Inc. dated August 6, 2009;

(e)	there are no pending Claims against the Company nor any of its Subsidiaries relating to asbestos at the Calfrac Fruita, Colorado facility, and to the knowledge of the Company, there are no pending Claims against Calfrac involving relating to asbestos at the Calfrac Fruita, Colorado facility, or any facts or circumstances relating to asbestos at the Calfrac Fruita, Colorado facility that are reasonably likely to result in Claims being asserted against the Company or any of its Subsidiaries;

(f)	the Company and its Subsidiaries have satisfied all of their obligations to the Canadian Nuclear Safety Commission (“CNSC”) pursuant to the August 31, 2009 Order issued by a Designated Officer of the CNSC to Canadian Sub-Surface Energy Services Inc. in respect of CNSC Licence 12813-1-09.4; and

(g)	the Company has made available all material environmental reports, investigations, studies, audits and other environmental documents that are in the possession or control of the Company or any of its Subsidiaries and that have been completed within the past three years that relate to the operations of the Company or any of its Subsidiaries or any real or immovable property currently or formerly owned, operated or occupied by the Company or any of its Subsidiaries.

(24)	Real Property.

(a)	The Company and each of its Subsidiaries, as applicable, have valid, good and marketable fee simple title to, as both beneficial owner and legal title holder, the Owned Real Property, free and clear of any Liens, except for Permitted Liens.

(b)	There are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein.

(c)	The Owned Real Property and the current uses thereof comply with applicable law in all material respects.

(d)	There are no existing or, to the knowledge of the Company, proposed expropriation Proceedings that would result in the taking of all or any part of the Owned Real Property or that would adversely affect the current use of the Owned Real Property.

(e)	There are no leases, property management agreements or other contracts which relate to the title to, ownership, operation or management of the Owned Real Property other than as registered on title to the Owned Real Property.

(f)	With respect to the Leased Real Property:

(i)	each lease agreement for such property is valid, legally binding, enforceable in accordance with its terms and in full force and effect unamended by oral or written agreement, true and complete copies of which (including all related amendments) have been disclosed in writing to the Purchaser or are available to the Purchaser, and neither the Company nor any of its Subsidiaries are in material breach of or default under such lease, and no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party thereunder;

(ii)	no third party has repudiated or has the right to terminate or repudiate any such lease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, license or occupancy agreement) or any provision thereof;

(iii)	the current uses of the Leased Real Property comply in all material respects with the provisions of applicable leases and applicable law; and

(iv)	no lease has been assigned by the Company or any of its Subsidiaries. To the knowledge of the Company, no counterparty to any lease is in material default thereunder. There are no material Liens, except for Permitted Liens, on the leasehold, subleasehold or occupancy rights of the Company or any of its Subsidiaries to any Leased Real Property.

(g)	Paragraph 24(g) of the Disclosure Letter sets out a complete and accurate list of all leases and subleases in respect all Leased Real Property.

(25)	Personal Property.

(a)	Except in any such case as would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect, with respect to the Owned Personal Property:

(i)	the Company and each of its Subsidiaries, as applicable, have good and valid title to the Owned Personal Property, free and clear of any Liens other than Permitted Liens;

(ii)	there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, or any portion thereof or interest therein; and

(iii)	the Owned Personal Property and the current uses thereof by the Company and its Subsidiaries complies with applicable law.

(b)	Except in any such case as would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect, with respect to the Leased Personal Property:

(i)	the lease or sublease agreement, as each may have been amended or extended from time to time in accordance with its respective terms, as applicable, for such property is valid, legally binding, enforceable and in full force and effect, and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries are in material breach of or default under any such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a material breach or default by the Company or any of its Subsidiaries, or permit termination, modification or acceleration by any third party thereunder;

(ii)	no third party has repudiated or, to the knowledge of the Company, has the right to terminate or repudiate any such lease or sublease agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof;

(iii)	the current uses of the Leased Personal Property comply, in all material respects, with the provisions of the applicable lease or sublease agreements and applicable law; and

(iv)	none of the leases or subleases have been assigned by the Company or any of its Subsidiaries in favour of any third party. To the knowledge of the Company, no counterparty to any lease or sublease agreement referred to above is in material default thereunder, nor are there any Liens, other than Permitted Liens, on the leasehold or subleasehold of the Company or any of its Subsidiaries to any Leased Personal Property.

(26)	Intellectual Property.

Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(a)	the Company directly or indirectly owns or possess the right to use all of the Company Intellectual Property, free and clear of any Liens, other than Permitted Liens, and all such Company Intellectual Property is valid, enforceable, in full force and effect, and has not expired, been cancelled, terminated or used or enforced, or failed to be used or enforced;

(b)	subsequent to January 1, 2011, neither the Company nor any of its Subsidiaries has received any written notice from any Person, nor acted in a manner that would give rise to a claim that: (i) the past or present conduct by the Company or any of its Subsidiaries of their business or the use of the Company Intellectual Property has resulted or shall result in the infringement or violation of any intellectual property owned by any Person; or (ii) challenging the validity or ownership of the Company Intellectual Property;

(c)	to the knowledge of the Company, the Company Intellectual Property is not being and has not been infringed, violated or misappropriated by any other Person; and

(d)	the Company reasonably believes that all commercially reasonable steps, given the nature and value of the applicable Company Intellectual Property, have been taken to protect and maintain the Company Intellectual Property (including any trade secrets or confidential information therein).

(27)	Material Contracts and AFEs.

(a)	True and complete copies of all of the Material Contracts have been provided in the Data Room and no such Contract has been modified, rescinded or terminated.

(b)	Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary of the Company, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other laws affecting creditors’ rights generally, and to general principles of equity).

(c)	The Company and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Company nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(d)	Neither the Company nor any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any material breach or default under any Material Contract nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any such Material Contract by any other party to a Material Contract.

(e)	Neither the Company nor any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(f)	As of the date of this Agreement, the only approved and outstanding AFEs of the Company or any of its Subsidiaries relate to the acquisition of assets and not to the acquisition of businesses or securities (“Approved AFEs”).

(28)	Insurance.

(a)	The Company and its Subsidiaries are, and have since December 31, 2011 been continuously insured by reputable and financially responsible third party insurers in respect of their operations and assets, under commercial policies, such policies having terms and providing insurance coverages comparable to those that are customarily carried and insured against by owners of comparable businesses, properties and assets. The limits contained within such policies have not been exhausted or significantly diminished and except in the ordinary course for equipment and vehicles acquired by the company during the year ended June 30, 2012, no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time, except as disclosed in Paragraph 28(a) of the Disclosure Letter. The third party insurance policies of the Company and its Subsidiaries are in full force and effect in accordance with their respective terms and neither the Company nor its Subsidiaries are in material default under the terms of any such policy. To the knowledge of the Company, as of the date hereof, there is no threatened termination of, or material premium increase with respect to, any of such policies.

(b)	The Company and its Subsidiaries maintain a sufficient level of insurance to comply with each of the material Permits applicable to them and the terms and conditions of each of the Material Contracts.

(c)	To the knowledge of the Company, there is no Claim pending under any insurance policy described in item (a) above that has been denied, rejected, or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All Proceedings covered by any of the insurance policies of the Company and its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(29)	Opinion of Financial Advisor. The Board of Directors has received the verbal Fairness Opinion.

(30)	Board Approval.

(a)	As of the date hereof, the Board of Directors after consulting with its legal advisors and its financial advisor, has:

(i)	determined that the Common Share Consideration to be received by the Shareholders pursuant to the Arrangement and this Agreement is fair and that the Arrangement is in the best interests of the Company and its securityholders; and

(ii)	resolved to recommend that the Shareholders and Optionholders vote in favour of the Arrangement Resolution, and such determinations and resolutions are effective and unamended as of the date hereof.

(b)	As of the date hereof, the directors and senior officers of the Company have advised the Company that they intend to vote or cause to be voted all Shares beneficially held by them in favour of the Arrangement Resolution and the Company shall make a statement to that effect in the Company Circular.

(31)	Books and Records. The financial books and records of the Company and its Subsidiaries fairly disclose in all material respects the financial position of the Company (on a consolidated basis) and all material financial transactions relating to the businesses carried on by the Company (on a consolidated basis) have been accurately recorded in all material respects in such books and records. The corporate records and minute books of the Company and its Subsidiaries have been maintained in compliance with applicable laws and, except as disclosed in Paragraph 31 of the Disclosure Letter, are true and complete in all material respects.

(32)	Restrictions on Business Activities. Other than as disclosed in Paragraph 32 of the Disclosure Letter, there is no judgment, injunction, Order or decree binding upon the Company or any of its Subsidiaries that has (including following the completion of the transactions contemplated by this Agreement) or could have the effect of prohibiting, restricting or impairing in any material respect the type of business which may be conducted by the Company on a consolidated basis, the geographic area in which any part of such Person’s business activities may be conducted or any business practices of such Person.

(33)	Shareholder Rights Plan. There is not in effect with respect to the Company, any shareholder rights plan or any other analogous plan, agreement, contract or instrument that can trigger any rights to acquire Shares or other securities of the Company or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement.

(34)	Customer Relations. The Company has disclosed in Paragraph 34 of the Disclosure Letter the identity of the Principal Customers, together with, in each case, the amount billed to each Principal Customer. The Company has not received any notice that any Principal Customer intends to cancel, terminate or otherwise modify or not renew its relationship with the Company. No Principal Customer has provided notice to the Company that it will stop or materially decrease the rate of buying services from the Company.

(35)	Finders’ Fees. Except for AltaCorp Capital Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company in connection with the transactions contemplated by this Agreement. The Company has disclosed in writing to the Purchaser all of the fees and expenses to be paid to AltaCorp Capital Inc. under the terms of the agreement with AltaCorp Capital Inc.

(36)	Derivative Contracts. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any options, futures, forwards, swaps, hedging contracts or similar derivative contracts relating to interest rates, foreign exchange, commodity prices or otherwise.

(37)	Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, bound by or have any commitment to become a party to or become bound by any joint venture, off-balance sheet partnership or any similar contract or arrangement (including without limitation any contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries on the one hand, and any unconsolidated related entity, including without limitation any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any other off-balance sheet arrangements), where the effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of the Company in the Financial Statements.

(38)	Competition Act Thresholds. The Company, together with its affiliates (as such term is defined under the Competition Act (Canada)), does not, on an aggregate basis, have:

(a)	assets in Canada with a value greater than $120 million; or

(b)	gross revenues from sales in, from or into Canada greater than $150 million, all as determined in accordance with section 109 of the Competition Act (Canada) and the regulations thereto.

(39)	Investment Canada Act Thresholds. The value of the assets of the Company, calculated in the manner prescribed under the Investment Canada Act, is less than $330 million, and neither the Company nor its Subsidiaries are a “cultural business” within the meaning of paragraph 14.1(5) of the Investment Canada Act.

(40)	Full Disclosure. In connection with the Purchaser’s due diligence investigation of the business, assets and operations of the Company on a consolidated basis, conducted prior to the Purchaser and the Company entering into this Agreement, all information contained in the documents and materials made available by the Company and its authorized representatives in the Data Room, including the Disclosure Letter, or otherwise to the Purchaser and its counsel and other advisors, is true and correct in all material respects and does not contain any misrepresentations; provided, however, that certain of the information described above may contain forward-looking statements, and the Parties agree that this paragraph does not constitute any representation or warranty as to the accuracy of any such forward-looking information, although the Company hereby confirms to the Purchaser that the assumptions underlying any such forward-looking information, were, at the time such forward-looking statements were first made, reasonable in the circumstances.

SCHEDULE “E”

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Corporate Existence and Power. The Purchaser is a corporation duly incorporated and validly existing under the laws of Delaware and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted/and has not carried on any active business prior to the date of this Agreement other than activities in connection with this Agreement.

2.	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Purchaser of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement.

3.	Governmental Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Authority other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the ABCA; (iv) the HSR Approval; and (v) compliance with Securities Law and stock exchange rules and policies.

4.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.	Non-Contravention. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the constating documents of the Purchaser or resolutions of the directors or shareholders of the Purchaser; or

(b)	assuming compliance with the matters referred to in paragraph (c) above, and subject to the receipt of the HSR Approval, contravene, conflict with or result in a violation or breach of law; or

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(c)	require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled under any provision of any material contract or instrument to which the Purchaser is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of paragraphs (i) and (ii), as would not be reasonably expected to adversely impair or materially delay the consummation of the Arrangement.

6.	Sufficient Funds. The Purchaser has sufficient funds or committed financing available to effect the consummation of the Arrangement on the terms set forth herein and to pay all of its related fees and expenses.

7.	Security Ownership. The Purchaser does not beneficially own any securities of the Company or any of its affiliates.

8.	Investment Canada Act. The Purchaser is a “WTO investor” as such term is defined under subsection 14.1(6) of the Investment Canada Act.

9.	Competition Act Thresholds. The Purchaser, together with its affiliates (as such term is defined under the Competition Act (Canada)), does not, on an aggregate basis, have (i) assets in Canada with a value greater than $280 million; or (ii) gross revenues from sales in, from or into Canada greater than $250 million, all as determined in accordance with section 109 of the Competition Act (Canada) and the regulations thereto.

10.	No Collateral Benefit or Connected Transaction. To the knowledge of the Purchaser, no related party of the Company (within the meaning of MI 61-101) is a party to any “connected transaction” (within the meaning of such instrument) to the transactions contemplated by this Agreement involving the Purchaser or any of its affiliated entities or any persons acting jointly and in concert with such parties (within the meaning of MI 61-101).

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